2023

Itaú Unibanco Holding S.A.

Reference form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2023

(in accordance with Attachment C to CVM Resolution No 80 of March 29, 2022 "CVM Resolution No 80", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer").
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Investor Relations Office	The Investor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12º andar, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of Investor Relations is Mr. Gustavo Lopes Rodrigues. The Investor Relations Department's telephone number is +5511 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2023, 12/31/2022 and 12/31/2021.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Newspapers from which the Company discloses Information	O Estado de São Paulo newspaper.
Website	https://www.itau.com.br/relacoes-com-investidores/en/
Last update of this Reference Form	04/02/2025

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 1.12, 4.4, 6.4, 6.5, 7.1, 7.3, 7.8 and 10.5	06/03/2024
V3	Updated items: 1.12, 7.3, 7.4 and 7.8	07/05/2024
V4	Updated items: 1.14, 7.3, 7.4 and 7.7	07/12/2024
V5	Updated items: 1.12 and 3.1	08/06/2024
V6	Updated items: 7.3 and 7.4	08/09/2024
V7	Updated items: 7.3, 7.4, 7.8, 13.1 and 13.2	08/16/2024
V8	Updated items: 1.12, 2.4, 6.1, 6.2, 6.3, 6.5, 6.6 and 10.3	09/03/2024
V9	Updated items: 6.1, 6.2, 6.3, 6.5 and 6.6	09/09/2024
V10	Updated items: 1.14, 7.3 and 7.8	10/03/2024
V11	Updated item: 10.3	10/21/2024
V12	Updated items: 1.12, 1.14, 3.1, 3.2, 7.3, 7.4 and 7.8	11/04/2024
V13	Updated items: 7.3 and 7.4	01/21/2025
V14	Updated items: 1.12, 3.1, 3.2, 7.3, 7.8, 8.9, 8.10, 8.11 and 8.20	02/05/2025
V15	Updated items: 1.12, 6.1/6.2, 6.3, 6.4, 6.5, 6.6, 7.3, 7.8, 12.1 and 12.9	03/25/2025
V16	Updated items: 1.14, 6.6, 7.3 e 7.8	04/02/2025

1.12. State any merger, spin-off, takeover, merger of shares, capital increase or reduction operation involving the issuer and the documents in which more detailed information can be found

2025

ITAÚ UNIBANCO HOLDING S.A.

Event	Capital Increase made by Itaú Unibanco Holding S.A. ("Company or "Issuer")
Main business conditions	On February 5, 2025, the Board of Directors of Itaú Unibanco Holding approved the increase in the subscribed and paid-in share capital within the authorized capital limit provided for in the Company's bylaws, in the amount of R$33,334,060,190.00 (thirty-three billion, three hundred and thirty-four million, sixty thousand, one hundred and ninety reais), increasing from R$90,729,000,000.00 (ninety billion, seven hundred and twenty-nine million reais) to R$124,063,060,190.00 (one hundred and twenty-four billion, sixty-three million, sixty thousand, one hundred and ninety reais) through the capitalization of amounts recorded in the Company's Profit Reserves – Statutory Reserves. The capital increase was carried out with the issuance of 980,413,535 new book-entry shares, with no nominal value, of which 495,829,036 were common shares and 484,584,499 were preferred shares, attributed free of charge to the holders of the Company's shares, as a bonus, in the proportion of 1 (one) new share, of the same type, for every 10 (ten) shares held, with the shares held in treasury also being granted bonuses.
Companies involved	Itaú Unibanco Holding S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

2024

IUPP S.A.

Event	Merger of IUPP S.A. ("IUPP") into Itaú Unibanco Holding S.A. ("Company" or "Issuer").
Main business conditions	According to the Company's Extraordinary General Stockholders' Meeting, held on October 31, 2024, the Protocol and Justification of the Merger of IUPP into the Company was approved ("Transaction" or "Merger"). Accordingly, all IUPP activities were transferred to the Company, including the creation and administration of a points and rewards program and an electronic platform for intermediating the offer of products and goods by third parties, among others. As a result of this Transaction, IUPP will be definitively dissolved. The Company has been constantly seeking to streamline the use of resources and optimize its structures and businesses, aiming at providing higher efficiency and return on invested amounts. It believes that the Merger in question will bring about clear benefits towards this end, taking into consideration the dissolution of a company of its own conglomerate. The Transaction will not imply any capital increase or the issue of new shares of the Issuer. We clarify that the Merger was completed on October 31, 2024.
Companies involved	Itaú Unibanco Holding S.A. and IUPP S.A.
Effects arising from the transaction on the corporate structure, particularly on the	There will be no change in the Issuer's corporate structure.

ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

HIPERCARD BANCO MÚLTIPLO S.A.

Event	Merger of Hipercard Banco Múltiplo S.A. ("Hipercard") into Itaú Unibanco Holding S.A. ("Company" or "Issuer").
Main business conditions	According to the Company's Extraordinary General Stockholders' Meeting, held on June 26, 2024, the Protocol and Justification of the Merger of Hipercard into the Company was approved ("Transaction" or "Merger"). In this sense, with the completion of the operation, all of Hipercard's activities were transferred to the Company. As a result of the transaction, Hipercard was definitively extinguished. The Company has been constantly seeking to streamline the use of its resources and optimize its structures and businesses, aiming at providing higher efficiency and return on invested amounts. It believes that this Merger will bring about clear benefits towards this end, taking into consideration the dissolution of a company of its own conglomerate and corresponding licenses to operate. The Transaction will not imply any capital increase or the issue of new shares of the Issuer. We clarify that the Merger was approved by the Central Bank of Brazil and became effective on 01/31/2025.
Companies involved	Itaú Unibanco Holding S.A. and Hipercard Banco Múltiplo S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.

ZUP I.T. SERVIÇOS EM TECNOLOGIA E INOVAÇÃO S.A.

Event	Acquisition of 100% of the share capital and voting rights of Zup I.T. Serviços em Tecnologia e Inovação S.A. ("Zup").
Main business conditions	On October 31, 2019, we entered into a share purchase agreement with ZUP LLC, Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida and Flavio Henrique Zago, among others, for the acquisition of 100% of the total voting capital stock of Zup I.T. Serviços em Tecnologia e Inovação Ltda, or Zup, for an amount of R$575 million, subject to certain contractual adjustments to the purchase price. This acquisition has been implemented in three phases. In the first phase, closed on March 31, 2020, we acquired 52.96% of the total voting capital stock of Zup for approximately R$293 million and became the controlling shareholder of Zup. In the second phase, which closed in May 31, 2023, we acquired an additional 19.6% stake in Zup's capital stock, and in addition, on June 13, 2023, we acquired 65,556 shares, corresponding to 0.6051% of Zup's total capital stock from one of its former shareholders. In the third phase, which closed on March 28,

	2024, we acquired the remaining stake in Zup's share capital, making us its sole shareholder.
Companies involved	Itaú Unibanco Holding S.A., Redecard S.A., ZUP LLC and Zup.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	The Issuer, through its subsidiaries, will indirectly hold 100% of Zup's total share capital.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

BANCO ITAUCARD S.A.

Event	Partial spin-off of Banco Itaucard S.A. ("Itaucard") and merger of the spun-off portion by Itaú Unibanco S.A. ("Itaú").
Main conditions of the transaction	According to Itaú's Extraordinary General Stockholders' Meeting, held on March 6, 2024, the Protocol and Justification of the Partial Spin-Off of Itaucard was approved, as was the merger of the spun-off portion of Itaucard into Itaú, which led to an intragroup corporate restructuring ("Transaction" or "Spin-Off"). Accordingly,all remaining activities carried out by Itaucard that were not migrated to Itaú Unibanco Holding S.A. ("Company" or "Issue") were transferred to Itaú as a result of the partial spin-off approved on September 30, 2022, such as the activities associated with payment accounts. As a result of this Transaction, Itaucard will remain existing uninterruptedly, and its equity will be reduced driven by the transfer of the spun-off portion to Itaú Unibanco. Taking into consideration that the Company currently holds 100% of Itaucard capital, as a result of the Spin-Off, the Company will receive new Itaú shares. The operation was approved by the Central Bank of Brazil on 07/01/2024 and perfected on the last day of that month in which authorization was granted.
Companies involved	Itaú Unibanco S.A. and Banco Itaucard S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more	There will not be any change in the Issuer's corporate structure.

than 5% of the capital, and management members	
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

2023

BANCO ITAÚ BBA S.A.

Event	Total spin-off of Banco Itaú BBA S.A. ("Itaú BBA") and merger of spun-off portions into Itaú Unibanco Holding S.A. ("Company" or "Issuer") and Itaú BBA Assessoria Financeira S.A. ("Itaú Assessoria").
Main conditions of the transaction	According to the Company's Extraordinary General Stockholders' Meeting, held on November 30, 2023, the Protocol and Justification of the Total Spin-Off of Itaú BBA was approved, as was the merger of the spun-off portions of Itaú BBA into the Company and Itaú Assessoria, which led to an intragroup corporate restructuring ("Transaction" or "Spin-Off"). Accordingly, after the Transaction is duly completed, the following activities will be transferred: (a) to Itaú Assessoria, all activities related to the financial advisory, structuring and coordination of securities transactions and equity interests recorded in permanent assets, except for the equity interest in Itauseg Saúde S.A. (Corporate Taxpayer's Registry (CNP) No: 04.463.083/0001-06); and (b) to the Company: all activities typical of financial institutions and other assets and liabilities of Itaú BBA. As a result of this Transaction, Itaú BBA will be definitively dissolved. The Company has been constantly seeking to streamline the use of resources and optimize its structures and businesses, aiming at providing higher efficiency and return on invested amounts. It believes that the Transaction in question will bring about clear benefits towards this end, taking into consideration the dissolution of a company of its own conglomerate and corresponding licenses to operate. The operation was approved by the Central Bank of Brazil on 05/29/2024 and perfected on the last day of that month in which authorization was granted.
Companies involved	Itaú Unibanco Holding S.A., Banco Itaú BBA S.A. and Itaú BBA Assessoria Financeira S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members	There will not be any change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

2022

BANCO ITAUCARD S.A.

Event	Partial spin-off of Banco Itaucard S.A. ("Itaucard") and merger of the spun-off portion by Itaú Unibanco Holding S.A. ("Company" or "Issuer").
Main conditions of the transaction	According to the Company's Extraordinary General Stockholders' Meeting, held on September 30, 2022, the merger of the spun-off portion of Itaucard by the Company was approved, which led to an intragroup corporate restructuring ("Transaction"). Accordingly, as a result of this Transaction, some of the activities carried out by Itaucard were transferred to the Company, including the issuance and management of credit cards, the implementation and management of payment arrangements and the execution of client loyalty programs, as well as the financing of automotive vehicles, machinery and equipment and mobility sector-related activities. The activity of offering and maintaining payment accounts, financial investments, securities, including derivatives, among some other credits and assets, remained with Itaucard. The Company has been constantly seeking to streamline the use of its funds and optimize its structures and business areas, and believes that this Transaction brings clear benefits in this regard. This transaction was approved by the Central Bank of Brazil on November 29, 2022, and executed on the last day of the month in which the authorization was granted.
Companies involved	Itaú Unibanco Holding S.A. and Banco Itaucard S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members	There will not be any change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

BANCO ITAÚ CHILE (ANTERIORMENTE DENOMINADO ITAÚ CORPBANCA)

Event	Increase in the equity interest in Banco Itaú Chile
Main conditions of the transaction	On July 15, 2022, as disclosed in the Announcement to the Market, Itaú Unibanco Holding S.A. ("IUH") received, through its affiliates, shares issued by Banco Itaú Chile within the scope of the debt restructuring of the Corp Group's companies, as approved by the court-supervised reorganization proceeding in the United States ("Chapter 11"). Accordingly, Itaú Unibanco increased its equity interest to 65.62% from 55.96% in Banco Itaú Chile's total voting capital. On March 2, 2023, as disclosed in the Material Fact, the Board of Directors of IUH approved the engagement of advisors to initiate the work related to the intention of making a voluntary tender offer for the acquisition, by IUH or its affiliates, of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of American Depositary Shares ("ADS") corresponding to up to 34.38% of Banco Itaú Chile's total voting capital. According to the Announcement to the Market released on July 10, 2023, holders of 2,122,994 shares and 554,650 ADSs, both of

	them issued by Banco Itaú Chile and representing approximately 1.07% of its total capital stock, have tendered their shares in the voluntary tender offer held concurrently in Chile and in the United States between June 6, 2023 and July 5, 2023 ("Tender Offers"). After the settlement of the Tender Offers, which took place on July 13, 2023, the IUH now holds, directly or indirectly, shares representing 66.69% of Banco Itaú Chile's total capital stock. The stockholders adhering to the Offers received the total amount of 19,616,957,314.85 Chilean pesos. Between November 13, 2023 and November 22, 2023, IUH acquired, by itself or by its affiliates, shares of Banco Itaú Chile on the Chilean Stock Exchange and became the direct or indirect holder of 67.42% of Banco Itaú Chile's total capital stock
Companies involved	Itaú Unibanco Holding S.A., Banco Itaú Chile (current denomination of Itaú CorpBanca)
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members	There will not be any change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

AVENUE HOLDING CAYMAN LTD.

Event	Acquisition of co-control of Avenue Holding Cayman Ltd ("Avenue").
Main business conditions	On July 8, 2022, we announced that we entered into a share purchase and sale agreement with Avenue Controle Cayman Ltd, and certain other selling shareholders, for the acquisition of the co-controlling interest of Avenue Holding Cayman Ltd, or Avenue. The transaction will be consummated in two phases. In the first phase, closed on November 30, 2023, we purchased 35% of Avenue's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$540 million. In the second phase, which is expected to occur two years after the consummation of the first phase subject to regulatory approvals in Brazil and in the U.S., we will acquire an additional stake of 15.1% of Avenue's total voting capital stock, for an amount to be determined by a predefined calculation based on adjusted revenue. Upon consummation of the second phase, we will achieve control of Avenue and hold 50.1% of its total and voting capital stock. Five years after the closing date of the first phase, we may exercise a call option to acquire the remaining interest held by the current shareholders of Avenue.
Companies involved	Itaú Unibanco S.A., Avenue Controle Cayman Ltd and Avenue Holding Cayman Ltd.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding	There will be no change in the Issuer's corporate structure.

more than 5% of capital, and management members	
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

ORBIA

Event	Acquisition of equity interest in Rede Agro Fidelidade e Intermediação S.A. ("Orbia")
Main conditions of the transaction	According to the announcement to the market disclosed on April 18, 2022, Itaú Unibanco Holding S.A., through its controlled companies, entered into an Investment Agreement and Other Covenants for the acquisition, via financial contribution, of a 12.82% equity interest in the capital stock of Rede Agro Fidelidade e Intermediação S.A. ("Orbia"), in which Bayer S.A., Yara Brazil Fertilizantes S.A., and Bravium Comércio Ltda. also have equity interests. This transaction was completed on April 28, 2023.
Companies involved	Itaú Unibanco S.A., Bayer S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members	There will not be any change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

TOTVS S.A.

Event	Establishment of a strategic partnership aimed at distributing financial and payment products and services to TOTVS S.A. ("TOTVS") customers, supported by TOTVS distribution channels and software, to be developed through a company called TOTVS TECHFIN S.A. ("Company"), which will be directly owned by ITAÚ and TOTVS.
Main business conditions	On April 12, 2022, we entered into an agreement with TOTVS S.A., or TOTVS, for the incorporation of a joint venture, initially named TOTVS TECHFIN S.A., or TECHFIN, with the purpose of distributing and expanding the financial services integrated into TOTVS' management systems, based on intensive data use, focused on corporate clients and their entire supply chain, clients and employees. The completion of this transaction was approved by CADE on October 17, 2022 and by the Central Bank on June 22, 2023. The transaction closed on July 31, 2023, when we acquired directly 50% of TECHFIN's total voting capital stock, and, indirectly, 50% of Supplier Sociedade de Crédito Direto S.A.'s total voting capital stock and Supplier Sociedade Administradora de Cartão de Crédito S.A.'s total voting capital stock , by means of a primary capital contribution to TECHFIN in the total amount of R$200 million and a

	secondary acquisition of shares, in the amount of R$410 million. In addition, we will pay up to R$450 million as earn-out after five years, subject to the achievement of certain targets aligned with pre-determined growth and performance goals. Finally, we committed to contributing to funding current and future operations, providing credit expertise and development of new products at TECHFIN.
Companies involved	Itaú Unibanco Holding S.A., TOTVS S.A., TOTVS Techfin S.A., TOTVS Tecnologia em Software de Gestão Ltda., Supplier Participações S.A. and Supplier Administradora de Cartão de Crédito S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

IDEAL HOLDING FINANCEIRA S.A.

Event	Acquisition of a controlling stake in Ideal Holding Financeira S.A. and, indirectly, in its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. ("Ideal").
Main business conditions	On January 13, 2022, we announced that we entered into an agreement for the investment, purchase and sale of shares and other covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others, or the Sellers, for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A., or Ideal. This transaction will be carried out in two phases over five years. In the first phase, held on March 31, 2023, we purchased 50.1% of Ideal's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, (adjusted by CDI from signing to closing date), and as result became the controlling shareholder of Ideal. In the second phase, expected to occur five years after consummation of the first phase, we will be able to exercise the right to buy the remaining share (49.9%) of Ideal's capital stock.
Companies involved	Itaú Unibanco Holding S.A., KV Ideal, LLC, IT Infrastructure Holdings B.V., Optiver Europe Investments B.V., JC Ideal SPV LLC, XTX Investments Uk Limited, Ideal Holding Financeira S.A., Ideal Corretora de Títulos e Valores Mobiliários S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.

Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

XP INVESTIMENTOS

Event	Acquisition of equity interest in XP Inc., a company incorporated in the Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. ("XP Investimentos"), which in turn consolidates all the investments of the XP group ("Grupo XP", including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. ("XP Corretora").
Main business conditions	On May 11, 2017, we entered into a share purchase agreement with XP Controle Participações S.A. and other sellers to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A. In the first phase of the transaction, we contributed to a capital increase of R$600 million and acquired XP Investimentos S.A.'s shares from the sellers for R$5.7 billion. In August 2018, we closed the first phase and entered into a shareholders' agreement, which contained provisions with respect to our rights as a minority shareholder, among others. On November 29, 2019, XP Investimentos S.A. carried out a corporate reorganization, pursuant to which the shareholders of XP Investimentos S.A., including us, exchanged their shares for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, maintaining their original percentages we held in XP Investimentos S.A.'s capital stock (49.9%). XP Inc. then became the sole shareholder of XP Investimentos S.A., owning 100% of its total voting capital. In December 2019, XP Inc. completed its initial primary offer, or IPO, and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, held 46.05% of XP Inc.'s capital stock. In December 2020, XP Inc. carried out an equity follow-on on Nasdaq, where we sold shares corresponding to approximately 4.51% of XP Inc.'s capital stock. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its capital stock. On January 31, 2021, our shareholders approved a partial spin-off of our investment in XP Inc. into a new company, XPart S.A., or XPart. With the completion of the spin-off, our shareholders became entitled to an equity interest in XPart in the same amount, type, and proportion of the shares they held in Itaú Unibanco. As of March 31, 2021, XPart held 40.52% of XP Inc. XPart was later merged with XP Inc. As a result of the merger, XPart's controlling shareholders, IUPAR and Itaúsa S.A., as well as the holders of our ADRs, were entitled to receive Class A shares issued by XP Inc, and the remaining XPart's shareholders were entitled to receive Level I sponsored Brazilian Depositary Receipts, or BDRs, backed by Class A shares issued by XP Inc. Withdrawal and appraisal rights in connection with the merger were not extended to holders of our ADRs, which traded with the right to receive XPart shares up until the completion of the merger.

	Pursuant to the original merger agreement, on April 29, 2022, we purchased an additional stake corresponding to approximately 11.4% of the stock capital of XP Inc. for approximately R$8.0 billion, after obtaining the applicable regulatory approvals. On June 7, 2022, we announced the sale of shares corresponding to 1.21% of the total capital stock of XP Inc. for US$153.7 million. On the same date, we entered into a share purchase agreement with XP Inc. to sell an additional stake of 0.19% of the total capital stock of XP Inc. and such sale was completed on June 9, 2022. During 2023 we carried out additional sales of shares of XP Inc. and, as a result, as of December 31, 2023, we held 7.79% of XP Inc's capital stock. During 2024 we sold all of our remaining shares of XP Inc. and, as a result, on December 31, 2024, we did not hold any capital stock of XP Inc.
Companies involved	ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP Inc., XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (successor to G.A. Brasil IV Fundo de Investimento em Participações), Dyna III Fundo de Investimento em Participações Multiestratégia, XP Controle Participações S.A. e XPart S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

1.14 State any significant changes in the running of the issuer's business

Itaú Unibanco's management structure

The Annual General Stockholders' Meeting held on April 23, 2024 approved, to make up the Board of Directors, the reelection of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal, and the election of Fabricio Bloisi Rocha and Paulo Antunes Veras, all of them to the current annual term of office in effect until the 2025 Annual General Stockholders' Meeting.

Additionally, the current structure of our Executive Committee, elected by the Board of Directors, is mainly aimed to bring the Executive Committee closer to business and therefore streamline the Company's operation and management model, allowing greater autonomy and speed in the decision-making process. The Executive Committee is composed of André Luís Teixeira Rodrigues, Carlos Fernando Rossi Constantini, Carlos Orestes Vanzo, Flávio Augusto Aguiar de Souza, Gabriel Amado de Moura, José Virgilio Vita Neto, Matias Granata, Milton Maluhy Filho, Pedro Paulo Giubbina Lorenzini, Ricardo Ribeiro Mandacaru Guerra and Sergio Guillinet Fajerman.

6.1/6.2 - STOCKHOLDING POSITION

BASE DATE 03.17.2025

Itaú Unibanco Holding S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
IUPAR - Itaú Unibanco Participações S.A. Nationality: Brasileira CNPJ (**) 04.676.564/0001-08	2,820,492,844	51.713%	-	-	2,820,492,844	26.153%
Itaúsa S.A. Nationality: Brasileira CNPJ (**) 61.532.644/0001-15	2,138,297,234	39.205%	186,255	0.003%	2,138,483,489	19.829%
BlackRock, INC Nationality: American CNPJ (**) n/a	-	-	384,917,606	7.221%	384,917,606	3.569%
GQG Partners LLC Nationality: American CNPJ (**) n/a	-	-	266,554,591	5.001%	266,554,591	2.472%
Treasury	-	-	953,901	0.018%	953,901	0.009%
Others	495,329,317	9.082%	4,677,817,135	87.757%	5,173,146,452	47.968%
Total	**5,454,119,395**	**100.000%**	**5,330,429,488**	**100.000%**	**10,784,548,883**	**100.000%**

(*) Individual Taxpayer's Registry (CPF)
(**) National Register of Legal Entity (CNPJ)

BASE DATE 12.31.2024

IUPAR - Itaú Unibanco Part. S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Itaúsa S.A. Nationality: Brasileira CNPJ (**) 61.532.644/0001-15	355,227,092	50.000%	350,942,273	100.000%	706,169,365	66.532%
Cia. E. Johnston de Participações Nationality: Brasileira CNPJ (**) 04.679.283/0001-09	355,227,092	50.000%	-	-	355,227,092	33.468%
Total	**710,454,184**	**100.000%**	**350,942,273**	**100.000%**	**1,061,396,457**	**100.000%**

BASE DATE 12.31.2024

Cia. E. Johnston de Part.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Fernando Roberto Moreira Salles Nationality: Brasileira CPF (*) 002.938.068-53	3,274,000	50.000%	6,548,000	50.000%	9,822,000	50.000%
Pedro Moreira Salles Nationality: Brasileira CPF (*) 551.222.567-72	2,881,120	44.000%	5,762,240	44.000%	8,643,360	44.000%
João Moreira Salles Nationality: Brasileira CPF (*) 295.520.008-58	392,880	6.000%	785,760	6.000%	1,178,640	6.000%
Total	**6,548,000**	**100.000%**	**13,096,000**	**100.000%**	**19,644,000**	**100.000%**

BASE DATE 12.31.2024

Itaúsa S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Companhia ESA Nationality: Brasileira CNPJ (**) 52.117.397/0001-08	29,102,309	0.781%	426,002	0.006%	29,528,311	0.272%
Fundação Itaú Nationality: Brasileira CNPJ (**) 59.573.030/0001-30	429,996,161	11.538%	52,811,594	0.742%	482,807,755	4.452%
Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência Nationality: Brasileira CNPJ (**) 60.480.480/0001-67	573,765,349	15.396%	143,884,403	2.021%	717,649,752	6.618%
Rudric ITH Participações Ltda. Nationality: Brasileira CNPJ (**) 67.569.061/0001-45	3,112,345	0.084%	2,462,517	0.035%	5,574,862	0.051%
Alfredo Egydio Arruda Villela Filho Nationality: Brasileira CPF (*) 066.530.838-88	476,637,215	12.790%	278,901,091	3.918%	755,538,306	6.967%
Ana Lúcia de Mattos Barreto Villela Nationality: Brasileira CPF (*) 066.530.828-06	476,637,180	12.790%	260,162,841	3.655%	736,800,021	6.794%
Ricardo Villela Marino Nationality: Brasileira CPF (*) 252.398.288-90	238,588,990	6.402%	184,688,829	2.595%	423,277,819	3.903%
Rodolfo Villela Marino Nationality: Brasileira CPF (*) 271.943.018-81	238,659,807	6.404%	184,804,606	2.596%	423,464,413	3.905%
Paulo Setubal Neto Nationality: Brasileira CPF (*) 638.097.888-72	40,724	0.001%	510,387	0.007%	551,111	0.005%
Carolina Marinho Lutz Setubal Nationality: Brasileira CPF (*) 077.540.228-18	50,709,163	1.361%	17,358,417	0.244%	68,067,580	0.628%
Julia Guidon Setubal Winandy Nationality: Brasileira CPF (*) 336.694.358-08	50,709,163	1.361%	17,358,417	0.244%	68,067,580	0.628%
Paulo Egydio Setubal Nationality: Brasileira CPF (*) 336.694.318-10	50,709,163	1.361%	17,358,417	0.244%	68,067,580	0.628%
Fernando Setubal Souza e Silva Nationality: Brasileira CPF (*) 311.798.878-59	27,577,482	0.740%	13,571,455	0.191%	41,148,937	0.379%
Guilherme Setubal Souza e Silva Nationality: Brasileira CPF (*) 269.253.728-92	27,577,620	0.740%	12,818,604	0.180%	40,396,224	0.373%
Tide Setubal Souza e Silva Nogueira Nationality: Brasileira CPF (*) 296.682.978-81	27,578,048	0.740%	14,309,095	0.201%	41,887,143	0.386%
Olavo Egydio Setubal Júnior Nationality: Brasileira CPF (*) 006.447.048-29	13,520,543	0.363%	54,443,533	0.765%	67,964,076	0.627%
Bruno Rizzo Setubal Nationality: Brasileira CPF (*) 299.133.368-56	40,392,109	1.084%	64,932	0.001%	40,457,041	0.373%
Camila Setubal Lenz Cesar Nationality: Brasileira CPF (*) 350.572.098-41	40,392,110	1.084%	67,767	0.001%	40,459,877	0.373%
Luiza Rizzo Setubal Kairalla Nationality: Brasileira CPF (*) 323.461.948-40	40,392,116	1.084%	76,488	0.001%	40,468,604	0.373%
Roberto Egydio Setubal Nationality: Brasileira CPF (*) 007.738.228-52	70,125,984	1.882%	26,510,602	0.372%	96,636,586	0.891%
Mariana Lucas Setubal Nationality: Brasileira CPF (*) 227.809.998-10	32,023,315	0.859%	11,984,050	0.168%	44,007,365	0.406%
Paula Lucas Setubal Nationality: Brasileira CPF (*) 295.243.528-69	32,023,315	0.859%	11,984,050	0.168%	44,007,365	0.406%
José Luiz Egydio Setubal Nationality: Brasileira CPF (*) 011.785.508-18	107,497,497	2.884%	51,121,423	0.718%	158,618,920	1.463%
Beatriz de Mattos Setubal Nationality: Brasileira CPF (*) 316.394.318-70	8,666,363	0.233%	378,964	0.005%	9,045,327	0.083%
Gabriel de Mattos Setubal Nationality: Brasileira CPF (*) 348.338.808-73	8,666,363	0.233%	378,964	0.005%	9,045,327	0.083%
Olavo Egydio Mutarelli Setubal Nationality: Brasileira CPF (*) 394.635.348-73	8,666,363	0.233%	378,964	0.005%	9,045,327	0.083%
Alfredo Egydio Setubal Nationality: Brasileira CPF (*) 014.414.218-07	133,551,996	3.584%	53,254,087	0.748%	186,806,083	1.723%
Alfredo Egydio Nugent Setubal Nationality: Brasileira CPF (*) 407.919.708-09	2,684	0.000%	271	0.000%	2,955	0.000%
Marina Nugent Setubal Nationality: Brasileira CPF (*) 384.422.518-80	2,684	0.000%	271	0.000%	2,955	0.000%
Ricardo Egydio Setubal Nationality: Brasileira CPF (*) 033.033.518-99	133,490,831	3.582%	53,742,691	0.755%	187,233,522	1.727%
Marcelo Ribeiro do Valle Setubal Nationality: Brasileira CPF (*) 230.936.378-21	2,724	0.000%	376,147	0.005%	378,871	0.003%
Rodrigo Ribeiro do Valle Setubal Nationality: Brasileira CPF (*) 230.936.298-02	2,724	0.000%	376,147	0.005%	378,871	0.003%
Patricia Ribeiro do Valle Setubal Nationality: Brasileira CPF (*) 230.936.328-62	2,724	0.000%	350,432	0.005%	353,156	0.003%
Black Rock, Inc Nationality: American CNPJ (**) n/a	0	0.000%	0	0.000%	0	0.000%
Treasury	-	-	2,890,452	0.041%	2,890,452	0.027%
Others	355,944,191	9.551%	5,647,982,637	79.350%	6,003,926,828	55.364%
Total	3,726,767,355	100.000%	7,117,789,547	100.000%	10,844,556,902	100.000%

BASE DATE 12.31.2024

Companhia ESA	Ordinary Shares	%	Total	%
Rudric ITH Participações Ltda.	3,112,345	0.133%	3,112,345	0.133%
Nationality: Brasileira				
CNPJ (**) 67.569.061/0001-45				
Alfredo Egydio Arruda Villela Filho	476,637,215	20.387%	476,637,215	20.387%
Nationality: Brasileira				
CPF (*) 066.530.838-88				
Ana Lúcia de Mattos Barreto Villela	476,637,180	20.387%	476,637,180	20.387%
Nationality: Brasileira				
CPF (*) 066.530.828-06				
Ricardo Villela Marino	238,588,990	10.205%	238,588,990	10.205%
Nationality: Brasileira				
CPF (*) 252.398.288-90				
Rodolfo Villela Marino	238,659,807	10.208%	238,659,807	10.208%
Nationality: Brasileira				
CPF (*) 271.943.018-81				
Paulo Setubal Neto	40,724	0.002%	40,724	0.002%
Nationality: Brasileira				
CPF (*) 638.097.888-72				
Carolina Marinho Lutz Setubal	50,709,163	2.169%	50,709,163	2.169%
Nationality: Brasileira				
CPF (*) 077.540.228-18				
Julia Guidon Setubal Winandy	50,709,163	2.169%	50,709,163	2.169%
Nationality: Brasileira				
CPF (*) 336.694.358-08				
Paulo Egydio Setubal	50,709,163	2.169%	50,709,163	2.169%
Nationality: Brasileira				
CPF (*) 336.694.318-10				
Fernando Setubal Souza e Silva	27,577,482	1.180%	27,577,482	1.180%
Nationality: Brasileira				
CPF (*) 311.798.878-59				
Guilherme Setubal Souza e Silva	27,577,620	1.180%	27,577,620	1.180%
Nationality: Brasileira				
CPF (*) 269.253.728-92				
Tide Setubal Souza e Silva Nogueira	27,578,048	1.180%	27,578,048	1.180%
Nationality: Brasileira				
CPF (*) 296.682.978-81				
Olavo Egydio Setubal Júnior	13,520,543	0.578%	13,520,543	0.578%
Nationality: Brasileira				
CPF (*) 006.447.048-29				
Bruno Rizzo Setubal	40,392,109	1.728%	40,392,109	1.728%
Nationality: Brasileira				
CPF (*) 299.133.368-56				
Camila Setubal Lenz Cesar	40,392,110	1.728%	40,392,110	1.728%
Nationality: Brasileira				
CPF (*) 350.572.098-41				
Luiza Rizzo Setubal Kairalla	40,392,116	1.728%	40,392,116	1.728%
Nationality: Brasileira				
CPF (*) 323.461.948-40				
Roberto Egydio Setubal	70,125,984	2.999%	70,125,984	2.999%
Nationality: Brasileira				
CPF (*) 007.738.228-52				
Mariana Lucas Setubal	32,023,315	1.370%	32,023,315	1.370%
Nationality: Brasileira				
CPF (*) 227.809.998-10				
Paula Lucas Setubal	32,023,315	1.370%	32,023,315	1.370%
Nationality: Brasileira				
CPF (*) 295.243.528-69				
José Luiz Egydio Setubal	107,497,497	4.598%	107,497,497	4.598%
Nationality: Brasileira				
CPF (*) 011.785.508-18				
Beatriz de Mattos Setubal	8,666,363	0.371%	8,666,363	0.371%
Nationality: Brasileira				
CPF (*) 316.394.318-70				
Gabriel de Mattos Setubal	8,666,363	0.371%	8,666,363	0.371%
Nationality: Brasileira				
CPF (*) 348.338.808-73				
Olavo Egydio Mutarelli Setubal	8,666,363	0.371%	8,666,363	0.371%
Nationality: Brasileira				
CPF (*) 394.635.348-73				
Alfredo Egydio Setubal	133,551,996	5.712%	133,551,996	5.712%
Nationality: Brasileira				
CPF (*) 014.414.218-07				
Alfredo Egydio Nugent Setubal	2,684	0.000%	2,684	0.000%
Nationality: Brasileira				
CPF (*) 407.919.708-09				
Marina Nugent Setubal	2,684	0.000%	2,684	0.000%
Nationality: Brasileira				
CPF (*) 384.422.518-80				
Ricardo Egydio Setubal	133,490,831	5.710%	133,490,831	5.710%
Nationality: Brasileira				
CPF (*) 033.033.518-99				
Marcelo Ribeiro do Valle Setubal	2,724	0.000%	2,724	0.000%
Nationality: Brasileira				
CPF (*) 230.936.378-21				
Patricia Ribeiro do Valle Setubal	2,724	0.000%	2,724	0.000%
Nationality: Brasileira				
CPF (*) 230.936.328-62				
Rodrigo Ribeiro do Valle Setubal	2,724	0.000%	2,724	0.000%
Nationality: Brasileira				
CPF (*) 230.936.298-02				
Total	**2,337,959,345**	**100.000%**	**2,337,959,345**	**100.000%**

BASE DATE 12.31.2024

Rudric ITH Participações Ltda.	Ordinary Shares	%	Total	%
Ricardo Villela Marino	37,507,724	50.000%	37,507,724	50.000%
Nationality: Brasileira				
CPF (*) 252.398.288-90				
Rodolfo Villela Marino	37,507,724	50.000%	37,507,724	50.000%
Nationality: Brasileira				
CPF (*) 271.943.018-81				
Total	**75,015,448**	**100.000%**	**75,015,448**	**100.000%**

6.3. - Distribution of Capital

Date of last general stockholders' meeting/ Date of last update	04/23/2024
Number of stockholders - individuals (units)	513,029
Number of stockholders - companies (units)	13,414
Number of institutional investors (units)	1,569

Outstanding shares

Outstanding shares correspond to the Issuer's total shares, except for those held by the parent company, the people related to the latter, the Issuer's management members, and treasury shares.

Number of common shares (units)	442,845,595	8.119%
Number of preferred shares (units)	5.278,291,533	99.022%
Total	5,721,137,128	53.049%

6.4 - Relevant companies in which the issuer has an interest

Social Denomination	Corporate Taxpayer ID (CNPJ)	Issuer's participation (%)
Itaú Unibanco S.A.	60.701.190/0001-04	100,000000
Redecard Instituição de Pagamento S.A.	01.425.787/0001-04	19,378540
Banco Itaú Chile	12.262.596/0001-87	26,299650
Banco Itaú Uruguay S.A.	11.929.613/0001-24	100,000000
Itaú Corretora de Valores S.A.	61.194.353/0001-64	99,999990
Itau BBA Assessoria Financeira S.A.	04.845.753/0001-59	99,950830
Itauseg Participações S.A.	07.256.507/0001-50	26,422550
IGA Participações S.A.	04.238.150/0001-99	100,000000
Itaú Consultoria de Valores Mobiliários e Participações S.A.	58.851.775/0001-50	100,000000
Luizacred S.A. Soc. Crédito Financiamento Investimento	02.206.577/0001-80	50,000000
Itauseg Saúde S.A	04.463.083/0001-06	53,718730
Itaú Chile Inversiones, Servicios Y Administracion S.A.	08.988.150/0001-67	99,999470
Oca S.A.	08.988.128/0001-17	100,000000
Itau BBA International (Cayman) Ltd	05.706.252/0001-54	100,000000
Itaú Unibanco Veiculos Administradora de Consórcios Ltda.	42.421.776/0001-25	99,999990
Itaú Rent Administração e Participações Ltda.	02.180.133/0001-12	14,311680
Microinvest S.A. Sociedade de Crédito a Microempreendedor	05.076.239/0001-69	99,999990
Banco Itaucard S.A.	17.192.451/0001-70	100,000000
Banco Itaú Veiculos S.A.	61.190.658/0001-06	100,000000
Albarus S.A.	05.786.118/0001-00	1,751690
Itaú Administradora de Consórcios Ltda.	00.000.776/0001-01	0,001000
Itaú Seguros S.A.	61.557.039/0001-07	0,000220
ITB Holding Brasil Participações Ltda	04.274.016/0001-43	0,000001

6.5 Insert the issuer's shareholder organization chart and the economic group to which it belongs. indicating:

a. all direct and indirect controlling shareholders and. if the issuer wishes. the shareholders with participation equal to or greater than 5% of a class or type of shares



Family Moreira Salles
Family Egydio de Souza Aranha
Free Float (*)
100.00% Total
63.52% ON
17.85% PN
33.54% Total
36.22% ON
81.18% PN
65.73% Total
Cia. E. Johnston de Participações
Itaúsa S.A.
50.00% ON
100.00% PN
66.53% Total
IUPAR - Itaú Unibanco Participações
50.00 % ON
33.47% Total
Free Float (*) (1)
39.21% ON
19.83% Total
51.71% ON
26.15% Total
Itaú Unibanco Holding S.A.
8.12% ON
99.02% PN
53.05% Total
100.00% Total
Banco Itaú Veículos S.A.
26.30% Total
Banco Itaú Chile
100.00% Total
Banco Itaú Uruguay S.A.
100.00% ON
100.00% PN
100.00%Total
IGA Participações S.A.
99.95% ON
99.95% PN
99.95%Total
Itaú BBA Assessoria Financeira S.A.
100.00% ON
100.00% PN
100.00%Total
Itaú Consultoria de Valores Mobiliários e Participações S.A.
99.99% Total
Itaú Unibanco Veiculos Administradora de Consórcios Ltda.
26.42% Total
Itauseg Participações S.A.
99.99% Total
Microinvest S.A. Sociedade de Crédito a Microempreendedor
53.72% Total
Itauseg Saúde S.A.
14.31%Total
Itaú Rent Administração e Participações Ltda.
0.000001% Total
ITB Holding Brasil Participações Ltda
19.38% Total
Redecard Instituição de Pagamento S.A.
100.00% Total
OCA S.A.
99.99% Total
Itaú Chile Inversiones, Servicios Y Administracion S.A.
100.00% ON
100.00% PN
100.00%Total
Itaú Unibanco S.A.
99.99% ON
100.00% PN
99.99%Total
Itaú Corretora de Valores S.A.
100.00% ON
100.00% PN
100.00%Total
Banco Itaucard S.A.
1.75% Total
Albarus S.A.
100.00% Total
Itau BBA International (Cayman) Ltd.
50.00% Total
Luizacred S.A. Soc. Crédito Financiamento Investimento
0.001000% Total
Itaú Administradora de Consórcios Ltda.
0.000220% Total
Itaú Seguros S.A.

Base Date: 2024.12.31

The percentages do not include treasury shares.

(1) Base Date: 2025.17.03

(*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders.

ON = common shares

PN = preferred shares

a) Direct and indirect controlling stockholders

Direct controlling stockholders
Itaúsa S.A.
IUPAR - Itaú Unibanco Participações S.A.
Indirect controlling stockholders
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Nugent Setubal
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal
Bruno Rizzo Setubal
Camila Setubal Lenz Cesar
Carolina Marinho Lutz Setubal
Cia. E. Jonhston de Participações
Companhia ESA
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal Winandy
Luiza Rizzo Setubal Kairalla
Marcelo Ribeiro do Valle Setubal
Mariana Lucas Setubal
Marina Nugent Setubal
Olavo Egydio Setubal Júnior
Olavo Egydio Mutarelli Setubal
Patrícia Ribeiro do Valle Setubal
Paula Lucas Setubal
Paulo Egydio Setubal
Paulo Setubal Neto
Pedro Moreira Salles
Ricardo Egydio Setubal
Ricardo Villela Marino
Roberto Egydio Setubal
Rodolfo Villela Marino
Rodrigo Ribeiro do Valle Setubal
Rudric ITH Participações Ltda.
Tide Setubal Souza e Silva Nogueira

b) Subsidiary and affiliated companies

c) Issuer's ownership interest in the group companies

d) Group companies' ownership interest in the issuer

e) Companies under common control

Company Name	Participation in the Voting Capital (%)	Participation in the Share Capital (%)	Controlled or Subsidiary
In Brazil			
Itaú Unibanco S.A.	100.000000	100.000000	Subsidiary
Redecard Instituição de Pagamento S.A.	19.378540	19.378540	Subsidiary
Itaú Corretora de Valores S.A.	99.999990	99.999990	Subsidiary
Itau BBA Assessoria Financeira S.A.	99.950830	99.950830	Subsidiary
Itauseg Participações S.A.	26.422550	26.422550	Subsidiary
IGA Participações S.A.	100.000000	100.000000	Subsidiary
Itaú Consultoria de Valores Mobiliários e Participações S.A.	100.000000	100.000000	Subsidiary
Luizacred S.A. Soc. Crédito Financiamento Investimento	50.000000	50.000000	Subsidiary
Itauseg Saúde S.A.	53.718730	53.718730	Subsidiary
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	99.999990	99.999990	Subsidiary
Itaú Rent Administração e Participações Ltda.	14.311680	14.311680	Subsidiary
Microinvest S.A. Sociedade de Crédito a Microempreendedor	99.999990	99.999990	Subsidiary
Banco Itaucard S.A.	100.000000	100.000000	Subsidiary
Banco Itaú Veículos S.A.	100.000000	100.000000	Subsidiary
Itaú Administradora de Consórcios Ltda.	0.001000	0.001000	Subsidiary
Itaú Seguros S.A.	0.000220	0.000220	Subsidiary
ITB Holding Brasil Participações Ltda.	0.000001	0.000001	Subsidiary
Abroad			
Banco Itaú Chile	26.299650	26.299650	Subsidiary
Banco Itaú Uruguay S.A.	100.000000	100.000000	Subsidiary
Itaú Chile Inversiones. Servicios Y Administracion S.A.	99.999470	99.999470	Subsidiary
Oca S.A.	100.000000	100.000000	Subsidiary
Itau BBA International (Cayman) Ltd.	100.000000	100.000000	Subsidiary
Albarus S.A.	1.751690	1.751690	Subsidiary

Base-date: 12.31.2024

6.6. Supply other information that the issuer may deem relevant

__Additional information on items 6.1/6.2__

a) Regarding the stockholding position of the stockholder BlackRock, Inc. ("BlackRock"), the Company informs that on March 3, 2011 it received the information, as provided for in Article 12 of CVM Resolution nº 44/2021, as amended by CVM Instruction Nº 568/2015, that, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by the Company.

Taking into consideration the many corporate events that took place at the Company since the acquisition of this interest, we present below the changes in BlackRock's stockholding position, which represents 7.221% of the preferred shares and 3.569% of the total capital held by BlackRock.

Statement of Changes in Blackrock's Stockholding Position

Date	Event	Opening balance	Event	Closing balance
03/30/2011	Opening balance at 03.30.2011, as provided by BlacKrocK (*)	159,335,737	-	159,335,737
11/01/2011	stock split/reverse split according to notice of 09.01.2011	159,335,737	159,335,700	159,335,700
04/19/2013	10% Bonus Share (ASM of 04.19.2013)	159,335,700	15,933,570	175,269,270
06/11/2014	10% Bonus Share (ASM of 04.23.2014)	175,269,270	17,526,927	192,796,197
07/31/2015	10% Bonus Share (ASM of 04.29.2015)	192,796,197	19,279,620	212,075,817
10/21/2016	10% Bonus Share (ASM of 09.14.2016)	212,075,817	21,207,581	233,283,398
11/26/2018	stocK split/reverse split according to notice of 11.01.2018 (ASM of 07.27.2018)	233,283,398	116,641,699	349,925,097
03/17/2025	10% Bonus Share (Board of Directors' meeting of 02.05.2025)	349,925,097	34,992,509	384,917,606

(*) Ownership interest at base date 08.19.2010 provided by the Stockholder on March 30, 2011

b) With regard to the shareholding position of the shareholder GQG Partners LLC, on January 18, 2022, the company received information, in accordance with Article 12 of CVM Resolution 44/2021, that GQG Partners LLC now holds 253,506,105 preferred shares issued by the Company.

Taking into consideration the many corporate events that took place at the Company since the acquisition of this interest, we present below the changes in GQG Partners LLC stockholding position, which represents 5.001% of the preferred shares and 2.472% of the total capital held by GQG Partners LLC.

Statement of Changes in GQG Partners LLC Stockholding Position

Date	Event	Opening balance	Event	Closing balance
01/18/2022	Saldo inicial em 18/01/2022, conforme correspondência da GQG Partners LLC (*)	253,506,105	-	253,506,105
04/25/2024	On 04/25/2024, according to correspondence from GQG Partners LLC (**)	253,506,105	-14,600,821	238,905,284
08/29/2024	On 08/29/2024, according to correspondence from GQG Partners LLC (***)	238,905,284	3,417,072	242,322,356
03/17/2025	10% bonus in shares (Board of Directors' meeting of 02.05.2025)	242,322,356	24,232,235	266,554,591

(*) Shareholding on the base date of 01/18/2022, provided by the shareholder on 01/18/2022.
(**) Shareholding on the base date of 04/25/2024, provided by the shareholder on 04/26/2024.
(***) Inserted in the Reference Form on 08/29/2024 due to a stake of more than 5%.

c) On February 24, 2022, the capital of Cia. E. Johnston de Participações "EJ", previously distributed among the brothers Fernando Roberto Moreira Salles, Walther Moreira Salles Júnior, Pedro Moreira Salles and João Moreira Salles, was divided between Fernando Roberto Moreira Salles, holder of 50% of EJ's capital and Pedro Moreira Salles and his son, João Moreira Salles, holders, respectively, of 44% and 6% of EJ's capital. Pedro Moreira Salles and João Moreira Salles are also members of the Board of Directors of Itaú Unibanco Holding. The brothers Walther Moreira Salles Júnior and João Moreira Salles

therefore ceased to be shareholders of EJ, transferring their respective holdings to the remaining shareholders, Fernando and Pedro, and to the new shareholder, João, in share purchase and sale transactions.

There was no change in the stake held by EJ in the capital of IUPAR, parent company of Itaú Unibanco Holding. Control of IUPAR continues to be exercised in accordance with the shareholders' agreement in force and, consequently, the transactions described did not result in any change in the management or governance of Itaú Unibanco Holding.

Additional information on item 6.3

The number of individual and corporate stockholders and institutional investors stated in item 6.3 of this Form refers to the April 23, 2024 base date.

The number of outstanding shares informed in item 6.3 of this Form refers to the March 17, 2025 base date.

7.3 Composition and professional experience of the board of directors and fiscal council

Administrator:

Name:	**Taxpayer ID (CPF):**
ADRIANO CABRAL VOLPINI	162.572.558-21
Profession:	**Date of birth:**
Business Administrator	12/06/1972
Profissional experience:	
Adriano Cabral Volpini, a partner of Itaú Unibanco, has been the Corporate Security Officer and Chief Security Officer (CSO) at the Itaú Unibanco Group since 2012, with over 30 years of experience in the financial system, 25 of which focused on risk and security activities. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Wrongful Acts from 2005 to 2012, Manager of Prevention of Wrongful Acts from 2004 to 2005, Inspection Manager in 2003, Inspector from 1998 to 2003, Auditor from 1996 to 1997, and he also holds management positions in several companies of the Itaú Unibanco Group. He serves as an effective Officer of the Cybersecurity Council as expert in cybersecurity and as a member of the Fraud Prevention Council at FEBRABAN. He was a panelist at the 33rd Edition of FEBRABAN TECH 2023 – The Technological innovations and the cyber resilience at the service of society. Mr. Volpini has also been a member of the Risk Committee of Banco Carrefour and a Statutory Officer specialized in security and operational risks. He has also been a statutory member of ToTvsTechfin, where he holds the position of effective member of the Audit Committee, aimed at supervising the Company's operational and security risks. He holds a Bachelor's degree in Accounting and Financial Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil, and an MBA degree in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil. He has also attended to courses of Innovation from the Stanford University and of Strategy and Finance from the Harward University, both in the U.S. He holds a professional Certificate from the Association of Certified Fraud Examiner since December 2003.	

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	12/12/2018

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
ALFREDO EGYDIO SETUBAL	014.414.218-07
Profession:	**Date of birth:**
Business Administrator	09/01/1958
Profissional experience:	
Alfredo Egydio Setubal Position and term of office Non-executive Member of the Board of Directors since 2007. Experiences, skills and abilities Financial sector and capital markets At Itaúsa S.A., he has been CEO and Investor Relations Officer since 2015 and a Member of the Board of Directors since 2008. He has also been the Chairman of the Board of Directors of Dexco S.A. since 2021 and a Member of their Board since 2015. He has also been a Member of the Board of Directors of Alpargatas S.A. since 2017 and of Copa Energia since 2020. He served as Chairman of the National Association of Investment Banks (ANBID) between 2003 and 2008. He has been a Member of the Superior Committee for Guidance, Nomination	

and Ethics of the Brazilian Institute of Investor Relations (IBRI) since 2010, having been the Chairman of its Board of Directors between 2000 and 2003. He was also a Member of the Board of Directors of the Brazilian Association of Listed Companies (ABRASCA) between 1999 and 2017. He is currently the Chairman of the Environmental, Social and Climate Responsibility Committee and a Member of the Disclosure and Trading Committee, the Nomination and Corporate Governance Committee and the Personnel Committee of Itaú Unibanco. ESG He has been the Chairman of the Board of Trustees of the Itaú Foundation, institution responsible for social initiatives aimed at education (in partnership with UNICEF and other NGOs) and the democratization and appreciation of Brazilian culture and Chairman of the Decision-Making Council of the São Paulo Museum of Art (MASP) since 2015. He has been a Member of the Board of Directors of the São Paulo Biennial Foundation since 2009. He is also a Member of the Board of Directors of the São Paulo Museum of Modern Art (MAM) and of the Institute of Contemporary Art (IAC). Academic background He holds Bachelor's and Postgraduate degrees in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Other Directors		Non-Executive Director	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	11/28/2008

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
ÁLVARO FELIPE RIZZI RODRIGUES	166.644.028-07
Profession:	**Date of birth:**
Lawyer	03/28/1977
Profissional experience:	
Álvaro Felipe Rizzi Rodrigues, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the following Legal Departments: Wholesale Banking and Companies Banking (responsible for legal issues related to investment banking, brokerage services, treasury, wealth management services – asset management, private banking, banking products for companies, allocated funds and onlending, international loans and foreign exchange), Civil Litigation, Proprietary M&A, National and International Corporate Affairs, Corporate Governance, Anti-Trust, as well as for the Ombudsman's Office and Government Relations Department of Itaú Unibanco. Mr. Rodrigues had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services for the individual customers' segment – checking account, payment account, cards, acquiring services, payroll loans, real estate loans, vehicle financing, consortia, insurance, pension plans, capitalization operations, etc.). He has also been an Officer at the Fundação Itaú since 2019. He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and, after that, he served as Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005), at Tozzini Freire Advogados. He holds a Bachelor's degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. Mr. Rodrigues has also attended a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. He holds a Master of Laws (L.L.M.) from the Columbia University Law School, New York, U.S.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		Description of other positions held:	
Others Officers		Officer	
Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	05/20/2024	Annual	04/13/2015

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
ANA LÚCIA DE MATTOS BARRETTO VILLELA	066.530.828-06
Profession:	**Date of birth:**
Pedagogic	10/25/1973
Profissional experience:	

Ana Lúcia de Mattos Barretto Villela (non-executive member)

Position and term of office
Non-executive Member of the Board of Directors since 2008.

Experience, skills and abilities

Financial sector, capital markets and other sectors
She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 a 2001).
She also serves as Co-founder of MFF&CO, a global impact entertainment studio, with operations in São Paulo (Brazil), Los Angeles (United States) and London (United Kingdom), since May 2024; Co-Founder of Alana Down Syndrome Center at MIT since 2019; Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Member of Itaú's Personnel Committee since 2018; Member of Itaú's Nomination and Corporate Governance Committee since 2018; Vice Chairwoman of the Board of Directors (non-executive member) of Itaúsa S.A. since 2017; Member of the Advisory Board of Itaú Social since 2017; Co-founder of AlanaLab since 2014; Co-founder of Maria Farinha Filmes since 2009; Founding Chairwoman of the Alana Foundation since 2012; CEO of the Alana Institute since 2002; and Fellow Ashoka since 2010.

ESG
Member of the Environmental, Social and Climate Committee since 2019 (previously called Social Responsibility Committee); Member of Itaúsa's Sustainability and Risks Committee since 2021; She has also been a member of the Stanford Down Syndrome Research Center Advisory Board since January 2022; Ms. Villela was a Board Member of Participant, a media and entertainment organization founded by the social entrepreneur Jeff Skoll, from March 2022 to July 2024; She was a member of the UCLA Lab School's Board of Advisors from May 2022 to July 2024; She was a Member of the Advisory Board of the Akatu Institute (2013 to 2017); She was a Member of the Advisory Board of the Fairplay Organization (2015 to 2017); She was a Member of the Advisory Board of Conectas (2003 to 2018); She was a Member of the Sustainability Committee of Dexco (2015 to 2018); She was an Alternate Member of the Board of Directors of Dexco (2018 to 2020).

Information technology and security
Since 2018, she has been the first representative from Latin America on the Innovation Board of XPrize, a non-profit organization set up by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that could help solve some of the major challenges of humankind. From 2019 to 2024, the Alana Foundation, which was co-founded by Ms. Villela, supported the XPrize Rainforest competition aimed at fostering the creation of new technologies able to map the biodiversity of tropical forests.

Academic background
She holds a Bachelor's degree in Education with a qualification in School Administration and a Master's degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. She also took a graduate course in Business Administration at Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete) and a postgraduate course in Third Sector Administration at Fundação Getulio Vargas (FGV), São Paulo Brazil (incomplete).

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Other Directors		Non-Executive Director	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	10/24/2018

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
ANDRE BALESTRIN CESTARE	213.634.648-25
Profession:	**Date of birth:**
Engineer	06/08/1978
Profissional experience:	
Andre Balestrin Cestare, a member of the Partners Program, has been our officer since 2017. He is currently responsible for the Retail Banking financial planning department and the Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Wholesale Banking financial planning officer from 2019 to 2022, Retail Banking financial planning officer from 2017 to 2019 and finance superintendent from 2010 to 2017. He holds a Bachelor's degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; a postgraduate degree in business administration and a professional master's degree in finance and economics, both from Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from the Fundação Dom Cabral, São Paulo, Brazil.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	11/06/2017

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
ANDRÉ LUÍS TEIXEIRA RODRIGUES	799.914.406-15
Profession:	**Date of birth:**
Engineer	08/11/1973
Profissional experience:	
André Luís Teixeira Rodrigues Position and term of office	

He is a Partners since 2010 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. Experiences, skills and abilities Financial sector, capital markets and other sectors He is currently responsible for the business areas related to individual clients, such as the low, middle and high income segments (Itaú Branches, Uniclass and Itaú Personnalité), physical and brick-and-mortar agencies, and client needs, such as Cards, Mortgage Loans, Vehicle Financing, Payroll Loans, and Insurance. He was previously responsible for the Small and Middle-Sized Retail business, including entrepreneur services and solutions. From 2019 to 2022, Mr. Rodrigues led the Retail Banking, Individuals and Companies, which comprised all segments of Branches, Companies, Government and Payroll, in addition to the Insurance, Products and Strategic Planning, CRM, Digital Channels and UX departments. From 2003 to 2018, he held a number of leadership positions at the Wholesale Banking segment and Itaú BBA, including the Middle Market and Commercial Banking segments and the products & services departments. He joined Itaú Unibanco Group in 2000 and has been an Officer since 2005. He was an Executive Officer from 2008 to 2020, and in 2021 he joined Itaú Unibanco's Executive Committee. He is a member of the Board of Directors of Porto Seguro S.A. Academic background He holds a Bachelor's degree in Mechanical Engineering – major in: Automation and Systems ("Mechatronics") from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer (member of the Executive Committee)	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	03/02/2021

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
ANDRÉ MAURICIO GERALDES MARTINS	276.540.908-03
Profession:	**Date of birth:**
Business Administrator	11/13/1976
Profissional experience:	
André Mauricio Geraldes Martins, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since January 2021. He is currently responsible for the Credit Risk and Retail Modeling departments. Mr. Martins has held several positions at the Itaú Unibanco Group, including Risk Superintendent (2017 a 2020) and Superintendent (2006 to 2013). He also served as Executive Finance Superintendent at Banco Pan/BTG (2013 to 2016). He started his telecom career at Vivo Telefônica S.A. (2002 to 2005). He holds an MBA in Business Management from the Fundação Dom Cabral, São Paulo, Brazil; a post-MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S. and in Risk Management from The Wharton School, University of Pennsylvania, Philadelphia, U.S.	

Management body:

Management body:		**Nominated by the Controlling stockholder:**
Board of executive officers		No
Elective office held:	**Description of other positions held:**	
Others Officers	Officer	

Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
05/23/2024	07/01/2024	Annual	07/01/2024

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
CANDIDO BOTELHO BRACHER	039.690.188-38
Profession:	**Date of birth:**
Business Administrator	12/05/1958
Profissional experience:	

Candido Botelho Bracher

Position and term of office
Independent Member of the Board of Directors since April 2024, having been Non-executive Member of the Board of Directors since 2003.

Experiences, skills and abilities.
Financial sector and capital markets
He has held several positions at the Itaú Unibanco Group, including CEO between 2017 and 2021, Wholesale Banking Senior Vice President between 2015 and 2017 and Vice President between 2004 and 2015. He has been a member of the Board of Directors of Mastercard Incorporated since 2021. Mr. Bracher served as a member of the Board of Directors of B3 S.A. between 2009 and 2014 and of the Pão de Açúcar Group between 1999 and 2013. He was a founding partner of the corporate bank BBA Creditanstalt, a joint venture created in 1988.

Risk management
He was CEO of Itaú Unibanco Holding S.A. and, during that period, he was in charge of risk management at the executive level, chairing seven superior risk councils, such as the Superior Market and Liquidity Risk Management Council, the Superior Operational Risk Council and the Superior Credit Council. In these forums, he resolved upon corporate risk policies, risk management, risk appetite and the risk culture of the Organization. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies.

ESG
He is a Member of the Superior Bioeconomy Council of Fundação Getulio Vargas (FGV) and is highly involved in initiatives for the environmental protection of the Brazilian Pantanal biome. He is a Member of the Board of Directors of the Acaia Institute, which develops educational actions aimed at preserving the Pantanal biome. He also completed his training in Climate Change offered by the Brazilian Institute of Corporate Governance (IBGC) in 2021, by means of the Chapter Zero initiative, a global network for engaging Boards in climate challenges. He is also columnist for the Folha de São Paulo newspaper.

Academic background
He holds a Bachelor's degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Management body:

Management body:	Nominated by the Controlling stockholder:
Board of Directors	Yes

Elective office held:	Description of other positions held:
Independent Board of Directors (Effective)	

Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/23/2024	05/17/2024	Annual	06/15/2021

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
CARLOS FERNANDO ROSSI CONSTANTINI	166.945.868-76
Profession:	**Date of birth:**
Engineer	05/02/1974
Profissional experience:	
Carlos Fernando Rossi Constantini Position and term of office He is a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. Experience, skills and abilities Financial sector, capital markets and other sectors He is currently responsible for the Wealth Management & Services division, which addresses clients' investments, from offering and experience to fund distribution and management, having held the position of Executive Officer (2019 to 2021). In 2017, Mr. Constantini became the CEO of Itaú Unibanco in the United States and the Head of International Private Banking in Miami (2017 to 2018). He was the Vice President of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) from 2019 to 2022. He has held a number of positions at the Itaú Unibanco Group, including Officer (2009 to 2017), where he joined in 2007 as a Deputy Officer (2007 to 2009). Academic background He holds a Bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer (member of the Executive Committee)	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	03/02/2021

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
CARLOS ORESTES VANZO	122.230.988-27
Profession:	**Date of birth:**
Bachelor of Laws	08/12/1971
Profissional experience:	
Carlos Orestes Vanzo Position and term of office He has been a partner and an Officer of the Executive Committee at the Itaú Unibanco Group since 2023. Experiences, skills and abilities Financial sector, capital markets and other sectors He is currently responsible for the Small and Middle-Market Companies of the Retail Banking segment, Acquiring Services (Rede), Product, Credit, Recovery, CRM, Channels and Digital Branches, and Companies Strategy departments of the Itaú Unibanco Group. Previously, he was responsible for the Retail Banking – Individuals, which comprised the segments of Physical and Digital Branches (lower, middle and upper-income segments – Itaú Branches, Uniclass and Personnalité), Insurance department, and the Strategy – Individuals department, which includes CRM, Planning, Projects, Payroll, Government, and Credit and Recovery. He was an Executive Officer from 2019 to 2022, leading the Retail Business – Individuals, Companies Segment, and Corporate Loans. Between	

2004 and 2018, Mr. Vanzo has held several leadership positions at Banco Itaú and Itaú BBA, and the highlights were the Corporate and Middle Market segments. He joined the Itaú Unibanco Group in 1997 and has been a member of the Executive Committee since 2023. Academic background He holds a Bachelor's degree in Law from the Universidade Paulista, São Paulo, Brazil, a postgraduate degree in Business Administration from the Universidade de São Paulo (USP), São Paulo, Brazil, and an Executive MBA from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer (member of the Executive Committee)	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	06/01/2023

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
CESAR NIVALDO GON	154.974.508-57
Profession:	**Date of birth:**
Businessman	07/09/1971
Profissional experience:	
Cesar Nivaldo Gon Position and term of office An Independent Member of the Board of Directors since 2022. Experience, skills and abilities Financial sector and capital markets He is a member of the Board of Directors of the Lean Enterprise Institute – LEI and was a member of the board of Raia Drogasil S.A. (2021 to 2023). An active investor in venture capital and startup funds, Mr. Gon led the IPO of CI&T Inc. on the New York Stock Exchange (NYSE), and is a member of the Board of Directors of Fundo Patrimonial Lumina Unicamp since 2020. He was named Entrepreneur of the Year in Brazil by EY (EY Entrepreneur Of The Year™) in 2019. Technology and information security He is the founder and CEO of CI&T (NYSE: CINT), a global company specialized in software engineering solutions, such as AI and Hyper Digital, modernization, cloud services, data analytics, cybersecurity and digital product design, since 1995. He is the chairman of the board of Sensedia, a leading company in the API Management market. He has a long history in the market as an important spokesperson on leadership development, digital transformation and artificial intelligence. He also worked as a Tech Advisor at the board of the Boticário Group from 2020 to 2023+. Academic background He holds a Bachelor's degree in Computer Engineering and a Master's degree in Computer Science, both from the Universidade Estadual de Campinas, Brazil. He has co-authored the book "Faster, Faster: The Dawn of Lean Digital" (2020) and is a MIT Sloan Management Review columnist.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Independent Board of Directors (Effective)			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	07/01/2022

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
CRISTIANO GUIMARÃES DUARTE	024.311.796-56
Profession:	**Date of birth:**
Administrator	01/02/1976
Profissional experience:	
Cristiano Guimarães, a member of the Partners Program since 2009, has been an Officer at the Itaú Unibanco Group since 2015, and is currently responsible by the Corporate Banking for large companies and the Investment Banking (Corporate & Investment Banking). He is also responsible for Itaú BBA International, our bank in Europe. He has held several positions at the Itaú Unibanco Group, having served as Head and Managing Director of the Investment Banking in Brazil and Officer of the Corporate Banking, between 2008 and 2020. Mr. Guimarães was an Investment Banking Officer at Banco UBS Pactual from 2007 to 2008 and was previously a Managing Partner at KPMG, where he started his career. He holds a Bachelor's degree in Business Administration from the Pontifícia Universidade Católica de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	03/13/2024

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
DANIEL SPOSITO PASTORE	283.484.258-29
Profession:	**Date of birth:**
Lawyer	10/07/1979
Profissional experience:	
Daniel Sposito Pastore, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Health, Labor Relations, Jurimetrics and Labor Legal departments. He has held several positions at the Itaú Unibanco Group, including as Legal Superintendent working at the labor,	

criminal, union relations, higher courts, labor advisory and WMS departments from 2012 to 2020, Legal Manager, WMS, working at the International, Asset and Brokerage departments from 2008 to 2011, Legal Lawyer, WMS from 2004 to 2008, Lawyer, Banking Law from 2002 to 2003, and Legal Assistant (M&A Legal) from 2000 to 2002. Mr. Pastore has been a member of the union negotiation committee at Federação Nacional dos Bancos ("FENABAN") since 2019. Mr. Pastore served at Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais ("ANBIMA") as an effective member of the legal committee from2012 to 2016, and a vice president from 2015 to 2016. He was also coordinator and liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários ("CVM") from 2014 to 2016 for issuing and implementing new rules on suitability, asset management and trust management and investment funds, and coordinator of the revision of self-regulation codes for trust management, asset management and investment funds from 2015 to 2016. He has been a member of the legal labor committee since 2017, and a member of the union negotiation committee since 2020 at Federação Brasileira de Bancos ("FEBRABAN"). He holds a Bachelor's degree in Law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a postgraduate degree in Financial and Capital Markets Law from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	12/31/2020

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
DANIELA PEREIRA BOTTAI	142.407.238-76
Profession:	**Date of birth:**
Administrator	06/12/1972
Profissional experience:	
Daniela Bottai, a member of the Partners Program, has been an Audit Officer at the Itaú Unibanco Group since 2023, leading the Technology, Models, Risks, ESG and Foreign Units departments. With an experience of over 30 years in Risk, Compliance and Audit, focused on, among others, risk management, compliance management, regulatory strategy, anti-money laundering and counter terrorism financing, client conduct, customer experience, privacy, technology, financial and payment products, cybersecurity, ESG and corporate governance. Ms. Bottai has worked in Financial Institutions and Fintechs, such as PayPal, HSBC, RaboBank, Western Union, Creditas (Grana Aqui), GE Money, JP Morgan Chase, Bank Boston, ABN Amro and KPMG. She holds a Bachelor's degree in Data Processing from Faculdade de Tecnologia da Universidade Estadual Paulista (FATEC/UNESP), São Paulo, Brazil and specialization in Business Administration and Integrated Systems from CEAG, Fundação Getulio Vargas, São Paulo, Brazil. She holds an MBA degree in Retail and Franchise from Fundação Instituto de Administração da Universidade de São Paulo (FIA-USP), São Paulo, Brazil. She is Certified in Executive Entrepreneurship by the Stanford Graduate School of Business, California, and Babson, Boston, U.S. She is also certified by the "Orchestrating a winning performance" program, offered by the Institute for Management Development (IMD), in Lausanne, Switzerland.	

Management body:

Management body:		Nominated by the Controlling stockholder:
Board of executive officers		No
Elective office held:	**Description of other positions held:**	
Others Officers	Officer	

Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	05/20/2024	Annual	10/11/2023

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
EDUARDO HIROYUKI MIYAKI	159.822.728-92
Profession:	**Date of birth:**
Engineer Civil	06/11/1972
Profissional experience:	
Eduardo Hiroyuki Miyaki has been a Member of the Supervisory Council at the Itaú Unibanco Group since 2022. He has held several positions at the Itaú Unibanco Group, including Internal Audit Officer from 2010 to 2017 and Operational Risk and Internal Control Officer from 2017 to 2021. He has previously served as Internal Audit Superintendent from 2005 to 2010 in the Risk Management, Capital Markets, Insurance, Pension Plan and Securities departments. He also worked in the commercial and retail departments, product development and Wholesale Banking processes. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury departments from 2003 to 2004 and Supervisor of the Anti-Money Laundering and Fraud Prevention Program from 1996 to 2003. He holds a Bachelor's degree in Civil Engineering from Universidade de São Paulo (USP), São Paulo, Brazil, a Master's degree in Sanitary Engineering and waste management from Gunma University, Japan, specialization in Business Administration from CEAG, Fundação Getulio Vargas (FGV), São Paulo, Brazil, and an MBA degree in International Finance and Business from Leonard N. Stern School of Business, New York University, New York, U.S. More recently, Mr. Miyaki participated in the program for members of the Audit, Inspection and Control Committee of the Brazilian Institute of Corporate Governance (IBGC) and in May 2024 he finished the Corporate Governance certification program from Columbia University, New York - USA.	

Management body:

Management body:		Nominated by the Controlling stockholder:
Fiscal Council		Yes
Elective office held:	**Description of other positions held:**	
C.F.(Effective) Elected to Controller		

Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/23/2024	05/17/2024	Annual	07/01/2022

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
EMERSON MACEDO BORTOLOTO	186.130.758-60
Profession:	**Date of birth:**
Technologist in Data Processing Technologist	07/25/1977
Profissional experience:	
Emerson Macedo Bortoloto, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently the Internal Audit Officer, responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group's Retail processes and business, as well as in planning processes and External Audit management and control. Mr. Bortoloto was responsible for	

evaluating processes related to Market, Credit and Operational Risks, in addition to Project Auditing and Continuous Auditing. At the Itaú Unibanco Group, he was also responsible for auditing the Information Technology and Retail Credit Analysis and Granting processes. He is a Member of the Audit Committees of Itaú Unibanco's controlled companies and affiliates, such as Banco Itaú Paraguay, Banco Itaú Uruguay, Nuclea S.A., and Tecban - Tecnologia Bancária. Mr. Bortoloto had previously worked at Ernst & Young Auditores Independentes from 2001 to 2003 and Banco Bandeirantes from 1992 to 2001, being responsible for auditing IT and operational processes. He holds a Bachelor's degree in Data Processing Technology, a Postgraduate degree in Auditing and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil, and an MBA degree in Internal Auditing from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil. He also holds the following certifications: CISA-Certified Information System Auditor, issued by the Information Systems Audit and Control Association (ISACA), and CCoaud+ - Member of the Audit Committee with Experience, issued by IBGC."

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	11/01/2011

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
ERIC ANDRÉ ALTAFIM	273.383.788-51
Profession:	**Date of birth:**
Business Administrator	06/12/1976
Profissional experience:	
Eric André Altafim, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. He is currently responsible for the Corporate Client, Foreign Exchange, Funding, Derivatives, Energy, Carbon Credit, and Digital Assets desks. He has held several positions at the Itaú Unibanco Group, including as Head of Client and Specialized Sales, Products and Planning of Markets Desks from 2015 to 2017, Head of Client and Specialized Sales – CIB (UL, Large and Corporate) Desks from 2012 a 2015, Head of Derivatives – Wholesale from 2008 to 2012, Senior Trader from 2005 to 2007, and Trader from 1999 to 2000. He has also served as Officer of the Brazilian Financial and Capital Markets Association (ANBIMA) since 2022 and has been a Member of the Products and Pricing Committee of B3 S.A. – Brasil, Bolsa, Balcão since 2021. He also served as a Relations and Desk Manager at Banco UBS Pactual from 2007 to 2008, Senior Trader at Banco HSBC from 2000 to 2005, Trainee from 1997 to 1999, and Junior Trader in 1999 at Banco CCF. He holds a Bachelor's degree in Business Administration from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA degree in Economics from Universidade de São Paulo (USP), São Paulo, Brazil.	

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	10/03/2022

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
FÁBIO COLLETTI BARBOSA	771.733.258-20
Profession:	**Date of birth:**
Business Administrator	10/03/1954
Profissional experience:	
Fábio Colletti Barbosa Position and term of office An Independent Member of the Board of Directors since 2015. Experience, skills and abilities Financial sector, capital markets and other sectors The CEO of Natura &Co since 2022, he has been a Member of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015 and of Ambev since 2021. He was the Chairman of the Board of Directors of Banco Santander (Brasil) S.A. in 2011. Between 2007 and 2011, he was the CEO of FEBRABAN. He was also the CEO of Banco Santander S.A. between 2008 and 2010 and the CEO of Banco ABNAMRO/Real S.A. between 1996 and 2008. From 2011 to early 2015 he was the CEO of Abril Comunicações S.A. ESG He served as Chairman of the Board of Directors of Fundação OSESP between 2012 and 2019, and of the Centro de Liderança Pública (CLP) between 2010 and 2023. A member of the Board of the United Nations Foundation (U.S.) since 2011, he is also a former President of Fundação Itaú. In 2017, he was acknowledged by the Worldfund for Education for bringing educational values to the forefront of the Brazilian national discussion. In 2012, he was honored with the Champions of the Earth award, granted by the United Nations Environmental Program (UNEP), for his contribution of over ten years to the integration of conscious environmental and social practices into the management of companies and banks. Academic background He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and a Master's degree from the Institute for Management Development (IMD), Lausanne, Switzerland.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Independent Board of Directors (Effective)			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	07/01/2015

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
FABRICIO BLOISI ROCHA	263.679.838-21
Profession:	**Date of birth:**
Businessman	05/09/1977
Profissional experience:	

Fabricio Bloisi Rocha Position and term of office An Independent Member of the Board of Directors since 2023. Experiences, skills and abilities Financial sector, capital markets and other sectors He has been CEO at Prosus, Chairman of the iFood's Board of Directors, CEO at Naspers and founder of the Movile Group. He also serves as a member of the Innovation Board of XPrize. Social projects Mr. Rocha promotes educational projects through its Fundação 1Bi aimed at supporting education by means of technology. He also supports projects such as "Meu Diploma do Ensino Médio" ("My High School Diploma") and "Movimento Tech" ("Tech Movement"), which foster the high school and technological education in Brazil through iFood. In 2023, he was appointed as a UN spokesperson for education on SDG 4 for Brazil and joined the Economic and Sustainable Development Council of the Presidency of the Republic. Academic background He holds a Bachelor's degree in Computer Engineering (CoE) from the Universidade de Campinas (UNICAMP), Campinas, São Paulo, Brazil, and a Master's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. In 2013, he has also attended the Executive Program for Growing Companies, Strategy, Finance, Leadership for companies in the growth stage at the Stanford Graduate School of Business, California, U.S. In 2022, Mr. Rocha completed the OPM (Owners/President Management, Business Administration and Management) program at the Harvard Business School, Massachusetts, U.S.

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Independent Board of Directors (Effective)			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	05/17/2024

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
FELIPE PICCOLI AVERSA	318.323.548-06
Profession:	**Date of birth:**
Economist	08/04/1982
Profissional experience:	
Felipe Piccoli Aversa, a member of the Partners Program, has been an Officer at the Itaú Unibanco Holding since 2025. He is currently responsible for the Financing and Limits – Cards and Bank Account Limits department. He has held several positions at the Itaú Unibanco Group, including Current Account and Leverage – Cards Officer (2022 to 2024), Products and Planning – Cards Superintendent (2017 to 2022), Collection Superintendent (2016 to 2017), Service Architecture Manager (2015 to 2016), Collection Policy Manager (2014 to 2015), Collection Policy Coordinator (2013 to 2014), Collection Operations Coordinator (2012 a 2013), Senior Product and Sales Strategy Analyst (2011 to 2012) and Institutional Trainee – Card Department (2010). Mr. Aversa also worked as Commercial Planning Coordinator at a Honda Dealership – Walk Motos (2007 to 2009) and as a Trainee at Ernst & Young (2006 to 2007). He holds a Bachelor's degree in Economics from the Universidade Estadual Paulista (UNESP), Brazil, and a Certificate in Finance Management from Insper, Brazil.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of Directors			No
Elective office held:		**Description of other positions held:**	
Others officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
01/31/2025	03/14/2025	Annual	03/14/2025

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
FLÁVIO AUGUSTO AGUIAR DE SOUZA	747.438.136-20
Profession:	**Date of birth:**
Business Administrator	03/27/1970
Profissional experience:	

Flávio Augusto Aguiar de Souza
Position and term of office
He is a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021

Experiences, skills and abilities
Financial sector, capital markets and other sectors
Flávio Augusto Aguiar de Souza, a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021, being responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research departments, as well as for the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking segment.
He joined the Itaú Unibanco Group in 2009 and has held leadership positions in several departments of the conglomerate, having served as Executive Commercial Banking Officer, Global Head of Wealth Management & Services, Global Head of Private Banking, and CEO of Banco Itaú International in Miami, U.S.
Mr. Souza was Vice President of Brazilian Financial and Capital Markets Association (ANBIMA) from 2015 to 2019, and Chairman of the Board of Directors of banks Itaú International (Miami, U.S.) and Itaú Suisse (Zurich, Switzerland) from 2015 to 2018.

ESG
Since the beginning of 2023, he has also taken on the responsibility, within the ESG agenda, for the activities of the climate finance department of the entire Conglomerate.

Academic background
He holds a Bachelor's degree in Business Administration from Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, and a Postgraduate degree in Finance from Fundação Dom Cabral, São Paulo, Brazil.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer (member of the Executive Committee)	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	03/02/2021

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
GABRIEL AMADO DE MOURA	247.648.348-63
Profession:	**Date of birth:**
Business Administrator	08/18/1975
Profissional experience:	
Gabriel Amado de Moura Position and term of office Member of the Partners Program since 2011, has been an Officer of the Executive Committee and CFO at the Itaú Unibanco Group since September 2024. Experiences, skills and abilities Financial sector, capital markets and other sectors He was appointed CEO of Banco Itaú Chile in January 2020, and has served as CFO at Itaú CorpBanca since April 2016. He joined Itaú Unibanco in 2000 and became a partner in 2017. He has over 24 years of experience in asset management, risk management and mergers and acquisitions. Mr. Moura held the position of investment manager for the pension fund, endowment and insurance business lines. He was also a risk manager in the Wealth Management department and has been a member of the board of directors of a number of companies of the Itaú Unibanco Conglomerate in Brazil and abroad. Before joining the bank, he worked at BBVA Asset Management and Itaú Bankers Trust. He has been the CEO since July 2024 and Chairman of the Board of Directors of Investimentos Bemge S.A. since September 2024 and Chairman of the Board of Directors of Dibens Leasing S.A. since July 2024. Academic background He holds an MBA degree from Wharton School, University of Pennsylvania, U.S.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer (member of the Executive Committee)	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
09/26/2024	10/24/2024	Annual	10/24/2024

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
GILBERTO FRUSSA	127.235.568-32
Profession:	**Date of birth:**
Lawyer	10/20/1966
Profissional experience:	
Gilberto Frussa has been a Member of the Supervisory Council at the Itaú Unibanco Group since July 2022. He has held several positions at the Itaú Unibanco Group, including Officer of the Corporate Compliance Department from 2017 to 2021, Legal Officer of Products and Business – Retail Business from 2015 to 2017 and Legal Officer at Banco Itaú BBA S.A. from 2006 to 2015, where he also served as a lawyer from 1995 a 2006. He has been an External Member of the Risk and Solvency Committee at IRB – Brasil Resseguros S.A. since 2022. Mr. Frussa was a partner at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados, responsible for the banking law department from 1993 to 1995.	

He was also a Lawyer from 1989 to 1993 at Banco BBA-Creditanstalt S.A. and a Law trainee and legal assistant from 1986 to 1989 at Pinheiro Neto – Advogados. Mr. Frussa was also an Effective Director of the National Financial System Resources Council (CRSFN) from 2000 to 2003 and 2011 to 2013. He was Chairman of the Legal Affairs Committee of the Brazilian Financial and Capital Markets Association (ANBIMA) from 2012 to 2015. Additionally, he was a Director at Fundação Itaú Unibanco Previdência Complementar from 2017 to 2021. He has been an Alternate Member of the Committee for Evaluation and Selection (CAS) of the National Financial System Resources Council (CRSFN) since 2018, and an associate of the Brazilian Institute of Corporate Governance (IBGC) since 2021 where he attended courses for Board Members, Supervisory Council and Finance and Accounting for Directors. He has a certificate for the In Company course - Best Corporate Governance Practices from the Brazilian Institute of Corporate Governance (IBGC). He holds a Bachelor's degree in Law from Universidade de São Paulo (USP), São Paulo, Brazil.

Management body:

Management body:			Nominated by the Controlling stockholder:
Fiscal Council			Yes
Elective office held:		**Description of other positions held:**	
President C.F.Elect for Controller			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	07/01/2022

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
GUILHERME BARROS LEITE DE ALBUQUERQUE MARANHÃO	223.105.878-26
Profession:	**Date of birth:**
Bank Clerk	10/17/1980
Profissional experience:	
Guilherme Barros Leite de Albuquerque Maranhão, member of the Partners Program, has been an Officer at the Itaú Unibanco Group since May 2024. He is currently responsible for the Debt Capital Market (DCM) for Corporate & Investment Banking (CIB) clients and Fixed-Income Structuring and Distribution departments. He has held several positions at the Itaú Unibanco Group, including Managing Director: Fixed-Income Sales, DCM and Structured Products (2015 to 2024); Vice President: Fixed-Income Credit Structuring (2011 to 2015); Vice President: Fixed-Income Corporate Sales (2007 to 2011). He also worked as Fixed-Income Sales Trader at Banco Santander S.A. (2002 to 2007). He holds a Bachelor's degree in Law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil, he also holds a Postgratuated degree in Financial Economics from CEAFE/FGV.	

Management body:

Management body:		Nominated by the Controlling stockholder:
Board of executive officers		No
Elective office held:	**Description of other positions held:**	

Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
05/23/2024	07/01/2024	Annual	07/01/2024

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
GUSTAVO LOPES RODRIGUES	219.738.878-94
Profession:	**Date of birth:**
Business Administrator	11/18/1980
Profissional experience:	

Gustavo Lopes Rodrigues

Position and term of office
Gustavo Lopes Rodrigues has been a partner since 2021, Investor Relations Officer and Chairman of the Disclosure and Trading Committee since August 2024 at the Itaú Unibanco Holding S.A. and has also served as Investor Relations Officer at Investimentos Bemge S.A. since June 2024 and at Dibens Leasing S.A. since August 2024.

Experience, skills and abilities
Financial sector, capital markets and other sectors
He has more than 20 years of experience, has built his career in various areas within Finance and served as Superintendent of Investor Relations between 2017 and 2024.

Academic background
Bachelor's degree in Business Administration.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer and Investor Relations Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
06/27/2024	08/16/2024	Annual	08/16/2024

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
IGOR BARENBOIM	089.542.617-01
Profession:	**Date of birth:**
Economist	08/04/1982
Profissional experience:	

Igor Barenboim has been a Member of the Supervisory Council at the Itaú Unibanco since 2023 He serves as the COO and Strategist at Reach Capital, São Paulo, since 2021.
He was also Superintendent Officer at the Industrial Social Service/National Service for Industrial Training (SESI/SENAI) from 2017 to 2021, where he was also responsible for the set-up of the Compliance and Cybersecurity Department and the Transparence Website, Deputy Secretary to Economic Policy at the Ministry of Finance from

2015 to 2016, Planning and Support Superintendent for Treasury Management at Itaú Unibanco S.A. from 2013 to 2014, Vice President of Capital Management at the Treasury Department of Banco Itaú BBA from 2011 to 2012, Senior Advisor of the Finance Department of the State of São Paulo in 2011, Undersecretary of Administration of the City of Rio de Janeiro from 2009 to 2010, responsible for designing inclusion and diversity programs for public service entrance exams, and Founding Member and Economist at Gávea Investimentos from 2003 to 2005. Mr. Barenboim was a Member of the Board of Directors of SENAI in 2017, Chairman of the Supervisory Council of Banco do Brasil Banco de Investimentos in 2015, a Member of the Board of Directors of FINEP in 2015; a Member of the Steering Board of the National Scientific and Technological Development Fund (FNDCT) in 2015, a Member of the Joint Commission of the Defense Industry in 2015, a Member of the Interministerial Committee on Machinery and Equipment Security in 2015, a Member of the Supervisory Council of Companhia de Docas de São Sebastião in 2011; a Member of the Board of Directors of the Social Security Institute of the municipal government of Rio de Janeiro (PREVI-RIO) from 2009 to 2010 and a Member of the Board of Directors of the IT Company that provides services to the Municipal Government of Rio de Janeiro in 2010. He holds a Bachelor's degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), São Paulo, Brazil and Ph.D. and Master's degree in Economics from Harvard University, Cambridge, Massachusetts, U.S., and participated in the Seminar on Investments, Governance and Environmental Aspects in Private Pension (SIGA).

Management body:

Management body:			Nominated by the Controlling stockholder:
Fiscal Council			No
Elective office held:		**Description of other positions held:**	
C.F.(Effective) Elected by Preferred			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	06/01/2023

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
JOÃO COSTA	476.511.728-68
Profession:	**Date of birth:**
Economist	08/10/1950
Profissional experience:	
João Costa has been an Alternate Member of the Supervisory Council at the Itaú Unibanco Group and an Effective Member of the Supervisory Council at the Itaúsa S.A. in 2023, having been an Alternate Member from 2009 to 2022. He was a member of the Supervisory Council of Alpargatas S.A. from 2017 to 2018, Dexco S.A. from 2018 to 2019, FEBRABAN, IBCB and the Banking Employers' Union of the São Paulo State from 1997 to 2008. He set up and chaired the Audit Committee of Liberty Seguros S.A. and Indiana Seguros S.A. from 2014 to 2015. At the Itaú Unibanco Conglomerate, he was an Effective Member of the Board of Directors of Itauleasing de Arrendamento Mercantil and Itaú Rent Administração e Participação S.A. He also worked at Itaú Unibanco as a General Audit Manager, creating and managing the Systems Audit, Tax Audit, Affiliate Audit, Central Administration Audit, and Foreign Branch Audit functions and planning for inspections at branches nationwide, having developed the inspection automation software that was qualified as "best practice" by the consultancy Arthur Andersen. Later in 1997, serving as a Managing Officer, he structured the Collection Coordination department, defining operational and fiscal procedures for the collection and renegotiation of defaulted payments. He has structured an own and outsourced collection call center and the management of outsourced collection agencies and the control of external lawyers in charge of judicial collections nationwide. He has promoted the first sale of distressed assets, in Brazil, to a foreign debt recovery company. He has played a strong role in the area of governance, creating the Internal Controls and Compliance department, and in particular implementing procedures required by the U.S. Sarbanes Oxley Act (SOX). He has commenced the work for compliance with the Central Bank provisions in connection with Operational Risk and Resolution No. 3380. He holds a Bachelor's degree in Economics from Faculdade de Economia São Luiz, São Paulo, Brazil, extension course in Business Administration from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and attended the Management Program for Executives from University of Pittsburgh, Pennsylvania, U.S.	

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Fiscal Council			Yes
Elective office held:		**Description of other positions held:**	
C.F.(Suplent) Elect for Controller			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	07/10/2009

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
JOÃO FILIPE FERNANDES DA COSTA	235.622.618-45
Profession:	**Date of birth:**
Administrator	12/21/1985
Profissional experience:	
João Filipe Fernandes da Costa Araújo has been an Officer at Itaú Unibanco Holding since March 2025, and is currently responsible for the "Business, Platforms and Digital Experiences" and "Artificial Intelligence for Individuals" departments. He has held several positions at the Itaú Unibanco Group, including Officer of "Business, Platforms and Digital Experiences" (January 2023 to March 2025), "iti Itaú" Officer (2020 to 2022), "iti Business Strategy Product and Strategy" Superintendent (2018 to 2020), "Digital Business" Superintendent (2016 to 2018), "Strategic Planning of Itaú Personnalité" Superintendent (2015 to 2016), and "Itaú Personnalité Digital Solutions" Manager (2012 to 2014). Before joining Itaú, Mr. Araújo worked at The Boston Consulting Group (BCG) in Lisbon, Portugal, as an Associate Consultant (2007 to 2010) and Consultant (2010 to 2012), focusing on strategy projects in a number of sectors. He holds a Bachelor's degree in Business Administration and Management from Católica Lisbon School of Business and Economics, Lisbon, Portugal, an MBA from Harvard Business School, Boston, U.S., and has attended Executive Education programs from Stanford Graduate School of Business, U.S., and INSEAD, Fontainebleau, France.	

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
03/27/2025		Annual	

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
JOÃO MOREIRA SALLES	295.520.008-58
Profession:	**Date of birth:**
Economist	04/11/1981

Profissional experience:
João Moreira Salles Position and term of office He has been a (non-executive) Member of the Board of Directors at the Itaú Unibanco Group since 2017. Experience, skills and abilities Financial sector, capital markets and other sectors He has held a number of positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, having been a member of its Board of Directors (2015 to 2018). Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), and CEO of BW Gestão de Investimentos (BWGI). He has also been a member, since 2019, of the Board of Directors of Verallia, a glass packaging company listed in France, and of the board of Alpargatas since 2022, where he was already a member of its Finance Committee. Before joining BW, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S. Academic background He holds a Bachelor's degree in Economics from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master's degree in Economics from the Columbia University, GSAS, New York, U.S., a Master's degree in Finance from the Columbia University, GSB, New York, U.S., and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Other Directors		Non-Executive Director	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	06/01/2017

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
JOSÉ GERALDO FRANCO ORTIZ JUNIOR	290.270.568-97
Profession:	**Date of birth:**
Lawyer	11/23/1980
Profissional experience:	
José Geraldo Franco Ortiz Junior is the Civil Litigation Legal Officer at the Itaú Unibanco Group. He began his career at the Itaú Unibanco Group in 2003 as an intern in the Legal Department and in 2021 was elected Compliance Officer, where he worked until the end of 2024. He holds a Bachelor's degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of Laws (LL.M.) from Columbia University's Law School, New York, U.S.	

Management body:

Management body:		Nominated by the Controlling stockholder:
Board of executive officers		No
Elective office held:	**Description of other positions held:**	
Others Officers	Officer	

Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	05/20/2024	Annual	03/02/2021

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
JOSÉ VIRGILIO VITA NETO	223.403.628-30
Profession:	**Date of birth:**
Lawyer	09/13/1978
Profissional experience:	
José Virgilio Vita Neto Position and term of office He is a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman's, Governmental Relations and Sustainability departments. Experiences, skills and abilities Financial sector, capital markets and other sectors He started his career at the Itaú Unibanco Group in 2000 as a lawyer and was elected as Officer in 2011. He is also an Executive Officer at the Brazilian Federation of Banks (FEBRABAN). Academic background He holds a Bachelor's degree in Law from Universidade de São Paulo (USP), São Paulo, Brazil; a Master's degree in Contract Law from Universidad de Salamanca, Salamanca, Spain; a Ph.D. in Contract Law from Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from Harvard Business School, Boston, U.S.	

Management body:

Management body:		Nominated by the Controlling stockholder:
Board of executive officers		No

Elective office held:	Description of other positions held:
Others Officers	Officer (member of the Executive Committee)

Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	05/20/2024	Annual	04/13/2015

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
LINEU CARLOS FERRAZ DE ANDRADE	105.260.778-08
Profession:	**Date of birth:**
Business Administrator	12/11/1972
Profissional experience:	
Lineu Carlos Ferraz de Andrade, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Consortium, Vehicle, Real Estate, Payroll Loans, Microcredit, Logistics, Credit Card and Insurance operations. Mr. Andrade has held several positions at the Itaú Unibanco Group, including as Head of Foreign Exchange and Foreign Trade Products from 2013 to 2014, Head of Credit Restructuring Policy and Strategy – Companies from 2011 to 2013, Head of Foreign Exchange and Foreign Trade Operations from 2005 to 2011, and Head of Foreign Exchange, Foreign Trade and Foreign Unit Systems from 2001 to 2004.	

He holds a Bachelor's degree in Computer Sciences from Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil, an MBA degree from Universidade de São Paulo (USP), São Paulo, Brazil, specialization in Foreign Trade and Banking from Fundação Getulio Vargas (FGV), São Paulo, Brazil, specialization in Strategic People Management from Fundação Dom Cabral, São Paulo, Brazil, and a Post-MBA certificate from Fundação Instituto de Administração (FIA), São Paulo, Brazil and Risk Management from University of Pennsylvania's The Wharton School of the University, Philadelphia, U.S.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	10/03/2022

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
LUCIANA NICOLA	270.049.978-63
Profession:	**Date of birth:**
Bank Clerk	12/27/1977
Profissional experience:	
Luciana Nicola, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2022. She is currently responsible for the Institutional Relations and Sustainability department. She also serves as an Officer at Fundação Itaú para Educação e Cultura, as an Advisor at Fundação Itaú Unibanco Previdência Complementar, and as the CEO of Associação Itaú Viver Mais. She has held a number of positions at the Itaú Unibanco Group, including as Superintendent of Institutional Relations, Sustainability and New Business from 2018 to 2021 and Superintendent of Government and Institutional Relations from 2009 to 2018. She worked as a Social Responsibility Manager from 2004 to 2009 at Instituto Unibanco S.A. and at the Endomarketing department of Unibanco S.A. from 1997 to 2004. Ms. Nicola is currently a Member of the Board of Directors of Instituto do Pacto Global Brasil, a Member of the Strategic Group of Coalizão Brasil Clima, Florestas e Agricultura, member of Advisory Board of GFANZ Brasil, and a Member of the Board of Directors of CEBDS. She serves a Member on the ESG Committee of the Brazilian Federation of Banks (FEBRABAN). She was also a Member of the Steering Committee from 2005 to 2007 of the Junior Achievement Association of the State of São Paulo. She holds a bachelor's degree in law from Universidade São Judas Tadeu, São Paulo, Brazil, and Postgraduate degrees in Semiotics from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and in Leadership and Public Management from Centro de Liderança Pública – CLP at the Center on the Legal Profession of Harvard Business School, Cambridge, Massachusetts, U.S. She also completed her training in Climate Change offered by IBGC in 2021, through the Chapter Zero initiative, a global network for engaging boards in climate challenges.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	03/25/2022

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
MAIRA BLINI DE CARVALHO	327.908.828-35
Profession:	**Date of birth:**
Lawyer	03/14//1984
Profissional experience:	
Maira Blini de Carvalho, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2022. She is currently responsible for the advisory legal service of the Retail Banking department, including current account, payment account, credit cards, Pix (instant electronic payment solution), issuer and acquirer-related payment arrangements, overdrafts, payroll loans, real estate loans, vehicle financing, consortia, insurance and pension plans, and the legal matters related to contracts, data, intellectual property, marketing, equity, government segment and third sector. She has held several positions at the Itaú Unibanco Group, including as Legal Superintendent from 2017 to 2022, Legal Manager from 2014 to 2017, Legal Coordinator from 2013 to 2014 and Legal Specialist Lawyer from 2012 to 2013. She also worked as a foreign associate in 2010 at White & Case LLP, in New York, in the M&A and securities practices; and as a lawyer at Grupo JBS from 2007 to 2009. She also worked as an intern at companies such as Nestlé Brasil Ltda. and Aon Holdings Consultores de Seguros e Benefícios from 2003 to 2007. She holds a Bachelor's degree in law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a Master's degree in International Business and Economic Law from the Georgetown University Law Center, Washington, U.S.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	03/15/2023

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
MARCIA KINSCH DE LIMA	956.038.326-49
Profession:	**Date of birth:**
Bachelor of Science Sciences	03/01/1973
Profissional experience:	
Marcia Kinsch de Lima, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since December 2023 and has been an Officer at Itaú Unibanco Holding since May 2024. She is currently responsible for the Credit Risk and Wholesale Modeling departments. She also held the position of Credit Risk Superintendent from 2017 to 2023 and Senior Credit Manager from 2006 to 2014 at the Itaú Unibanco Group. She also worked in the credit departments of Banco Bradesco from 2016 to 2017, HSBC from 2014 to 2016 and BankBoston from 1995 to 2006, having also worked in the commercial department at the latter. She holds a Bachelor's degree in Economics from Universidade Federal de Minas Gerais, a Postgraduate degree in Financial Administration from Fundação Dom Cabral and a Master's degree in Business Administration from Boston School/Columbia University.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
05/23/2024	07/01/2024	Annual	07/01/2024

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
MARIA HELENA DOS SANTOS FERNANDES DE SANTANA	036.221.618-50
Profession:	**Date of birth:**
Economist	06/23/1959

Profissional experience:

Maria Helena dos Santos Fernandes de Santana

Position and term of office
Independent Member of the Board of Directors since 2021 and President of the Audit Committee since 2023 (independent member).

Experiences, skills and abilities.
Financial sector, capital markets and other sectors
She has been an independent member of the Board of Directors since 2011 and an independent member of the Audit Committee since 2022, serving as President since April 2023. She also served as a member of the Audit Committee of Itaú Unibanco Holding from 2014 to 2020. She is a Member of the Board of Directors and Chairwoman of the Audit Committee of CI&T Inc. and a Member of the Board of Directors of Fortbras S.A. She was a Member of the Board of Directors and Chairwoman of the Audit Committee of XP Inc. between 2019 and 2021, and had previously served as Chairwoman of the Audit Committee of XP Investimentos S.A. between 2018 and 2019. She was a Member of the Board of Directors of Bolsas y Mercados Españoles (BME) between 2016 and 2020. She was also a Member of the Board of Trustees of the IFRS Foundation between 2014 and 2019. She was a Member of the Board of Directors and Coordinator of the Audit Committee of Totvs S.A. between 2013 and 2017, and a Member of the Board of Directors of CPFL Energia S.A. between 2013 and 2015. She also served as Chairwoman, between 2007 and 2012, and Commissioner, between 2006 and 2007, of the Brazilian Securities and Exchange Commission (CVM), representing CVM at the Financial Stability Board (FSB) between 2009 and 2012. She was the Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) between 2011 and 2012.

ESG
Between 2011 and 2012, she was a Member of the International Integrated Reporting Council (IIRC), where she later also served as a Member of the Governance and Nominating Committee, until the creation of the Value Reporting Foundation. She worked at the São Paulo Stock Exchange (current B3 S.A.) between 1994 and 2006, where she was involved in the creation and was responsible for the implementation of the Novo Mercado and other corporate governance segments. She was Vice President of the Brazilian Institute of Corporate Governance (IBGC) between 2004 and 2006, having been a Member of its Board of Directors between 2001 and 2006. She has also been a Member of the Latin-American Roundtable on Corporate Governance (OECD) since 2000. She was a Member of the Board of Directors and Coordinator of the People, Appointments and Governance Committee at Oi S.A. between 2018 and 2023. She served as a Member of the Board of Directors and as Chairwoman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. between 2013 and 2017. She was acknowledged with the Excellence in Corporate Governance award by the ICGN – International Corporate Governance Network, in 2012.

Academic background
She holds a Bachelor's degree in Economics from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of Directors			Yes
Elective office held:		Description of other positions held:	
Independent Board of Directors (Effective)			
Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/23/2024	05/17/2024	Annual	06/15/2021

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
MÁRIO NEWTON NAZARETH MIGUEL	216.756.218-70
Profession:	**Date of birth:**
Business Administrator	12/22/1979
Profissional experience:	
Mário Newton Nazareth Miguel, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2021. He is currently responsible for the Receivables Information System Department and the forwarding to the Central Bank of Brazil of information relating to amounts refundable to individuals and legal entities. He has held several positions at the Itaú Unibanco Group, including Digital Products Superintendent from 2017 to 2020; Digital Business Superintendent from 2016 to 2017; Digital Business Manager (Cards) from 2013 to 2016; Electronic and Physical Channels Manager (Cards) from 2010 to 2013 and Project Expert (Cards) from 2008 to 2010. He also worked as a Product Manager from 2007 to 2008 at Banco ABN AMRO Real; as a Marketing Expert from 2005 to 2007 and Client Relations Analyst from 2004 to 2005 at Claro S.A. and Business Analyst from 1998 to 2003 at Tess S.A. He holds a Bachelor's degree in Business Administration from Universidade Paulista, São Paulo, Brazil; a Postgraduate degree in Economics from Universidade de Campinas, São Paulo, Brazil; an MBA degree in Business from Fundação Getulio Vargas (FGV), São Paulo, Brazil; an MBA degree (International Module) from Ohio University, Ohio, U.S.; he attended a specialization course in Executive Leadership from Fundação Dom Cabral, São Paulo, Brazil, and he holds a Postgraduate degree in Positive Psychology from Pontifícia Universidade Católica do Rio Grande do Sul (PUC-RS).	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		Description of other positions held:	
Others Officers		Officer	
Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	05/20/2024	Annual	10/03/2022

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
MATIAS GRANATA	228.724.568-56
Profession:	**Date of birth:**
Economist	06/17/1974
Profissional experience:	

Matias Granata Position and term of office Matias Granata, partner, has been an Officer of the Executive Committee at the Itaú Unibanco Group responsible for the risks department (CRO) since 2021. Experiences, skills and abilities Risk management He has held several positions at the Itaú Unibanco Group, including as Officer from 2014 to 2021, responsible for Credit Risk, Modeling, and Market and Liquidity Risks. Responsible for the risk structure, Mr. Granata is also in charge of the unit that integrates the climate risk into the institutions' global risk management. Academic background He holds a Bachelor's degree in Economics from the Universidad de Buenos Aires (UBA), Buenos Aires, Argentina, a postgraduate degree in Economics from the Universidad Torcuato Di Tella (UTDT), Buenos Aires, Argentina, and a Master's degree in International Economic Policy from the University of Warwick, British Chevening Scholarship, London , United Kingdom.

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer (member of the Executive Committee)	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	03/02/2021

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
MAYARA ARCI REZECK	079.433.926-39
Profession:	**Date of birth:**
Bank Clerk	07/05/1988
Profissional experience:	
Mayara Arci Rezeck, a member of the Partners Program, has been an Officer at Itaú Unibanco Holding since March 2025, and is currently responsible for the Vehicle Financing department. She has served in many positions at the Itaú Unibanco Group, having been Superintendent of Strategic Real Estate Planning, Vehicles and Consórcio (2023 to 2025), Commercial Superintendent (2020 to 2023), Product Manager (2017 to 2020), Credit Policy Coordinator (2016 to 2017), and Trainee (2013 to 2015). She holds a Bachelor's degree in Business Administration from the Universidade Federal de Itajubá, Minas Gerais, Brazil, and an MBA from INSEAD, Fontainebleau, France.	

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
03/27/2025		Annual	

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
MICHELE MARIA VITA	217.835.478-55
Profession:	**Date of birth:**
Business Administrator	09/03/1980
Profissional experience:	
Michele Maria Vita, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since September 2024, being responsible for the Itaú Shop, ICarros, Tag Itaú, and Rewards Loyalty Programs departments. Mr. Vita served as CEO of ICarros (2022 to 2024); Digital Business Superintendent (2017 to 2021); Business Superintendent – Credit Cards (2014 to 2017); Loyalty Superintendent – Credit Cards (2012 to 2014); Product Manager – Credit Cards (2011 to 2012); Portfolio and Debit Card Manager – Credit Cards (2010 to 2011); Summer Associate – Private Wealth Management (2009); Product Manager – Credit Cards (2005 to 2008) and Product Manager (2001 to 2005). He holds a Bachelor's degree in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil, and an MBA degree from the London Business School, London, United Kingdom.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
09/26/2024	10/24/2024	Annual	10/24/2024

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
MILTON MALUHY FILHO	252.026.488-80
Profession:	**Date of birth:**
Business Administrator	06/08/1976
Profissional experience:	
Milton Maluhy Filho Position and term of office He is a partner, has been a chief executive officer since 2021. Experiences, skills and abilities Financial sector, capital markets and other sectors He has served as our CFO and a CRO. He has held several positions at the Itaú Unibanco Group, including vice president from 2019 to 2020, and CEO of Itaú CorpBanca (Chile) from 2016 to 2018, being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected officer in 2007. Academic background He holds a bachelor's degree in Business Administration.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Chief Executive Officer			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	01/03/2019

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
PAULO ANTUNES VERAS	179.984.168-58
Profession:	**Date of birth:**
Engineer	09/01/1972
Profissional experience:	

Paulo Antunes Veras

Position and term of office
An Independent Member of the Board of Directors and a member of the Personnel Committee at Itaú Unibanco since 2023

Experience, skills and abilities
Financial sector, capital markets and other sectors
He is an investor in startups and an independent member of the Board of Directors of Localiza and a member of the Advisory Board of Boticário and Klubi.
He was the founder and CEO of 99, the first Brazilian unicorn. He was an officer and board member at Endeavor, a high-impact entrepreneurship NGO. He was an independent member of the Board of Directors of B2W until 2021.

Academic background
He holds a Bachelor's degree in Mechatronics Engineering from the Escola Politécnica da Universidade de São Paulo (Poli-USP), Brazil. He holds an MBA degree from INSEAD.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Independent Board of Directors (Effective)			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	05/17/2024

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
PAULO SERGIO MIRON	076.444.278-30
Profession:	**Date of birth:**
Economist	07/26/1966

Profissional experience:
Paulo Sergio Miron, a member of the Partners Program, has been the Officer responsible for internal audit (CAE – statutory audit committee) at the Itaú Unibanco Group since 2015. He has been an Officer at the Instituto Unibanco and the Fundação Itaú para Educação e Cultura, a member of the Fiscal Council at the Fundação Maria Cecilia Souto Vidigal, of the Supervisory Council at Instituto Lemann and of the Fiscal Council at the Fundação Nova Escola, Coordinator of the Audit Committee at Zup Tecnologia, and a member of the Audit Committee at Avenue.. Mr. Miron has served as a financial specialist at the Audit Committee of Porto Seguro, do Banco Carrefour and XP. With over 28 years of experience in independent auditing, he was a partner at PricewaterhouseCoopers (PwC) - Brazil (1996 to 2014) responsible for the audit work at large Brazilian financial conglomerates, the Brasília office in the Federal District (DF), and both the government services and the banking departments. Instructor in the training course for members of the Audit, Supervisory and Control Committee of the Instituto Brasileiro de Governança Corporativa (IBGC). He is a speaker at many seminars on governance, auditing and financial market issues. Mr. Miron also coordinated the PwC Brazil's department of training at financial institutions for over ten years, and worked as a college professor teaching financial market-related courses. He holds Bachelor's degrees in Economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil and in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	07/01/2015

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
PEDRO HENRIQUE MOREIRA RIBEIRO	287.908.168-89
Profession:	**Date of birth:**
Lawyer	02/15/1980
Profissional experience:	
Pedro Henrique Moreira Ribeiro, member of the Partners Program, has been an Officer at the Itaú Unibanco Group since May 2024 and he is currently responsible for the Tax and Legal Department (Advisory and Litigation). He worked as Tax and Legal Superintendent at the Itaú Unibanco Group (2013 to 2024). He has 24 years of experience in corporate and product taxation and tax advisory and litigation, having worked in several tax departments of financial institutions. At Citigroup, he worked as Deputy Tax Superintendent (2010 to 2013) and Tax Specialist (2006 to 2010). He started his career in the Tax Department of JP Morgan Chase as a trainee (1999 to 2002) and, subsequently, as a Tax Analyst (2002 to 2006). He is the Vice Chairman of the Tax Committee of the Brazilian Association of Financial and Capital Market Entities (AMBIMA) and a Member of the Tax Committee of the Brazilian Federation of Banks (FEBRABAN). He holds a Bachelor's degree in Law from Universidade Presbiteriana Mackenzie and attended a specialization course in Tax Law at Pontifícia Universidade Católica de São Paulo (PUC-SP).	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**

05/23/2024	07/02/2024	Annual	07/02/2024

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
PEDRO LUIZ BODIN DE MORAES	548.346.867-87
Profession:	**Date of birth:**
Economist	07/13/1956
Profissional experience:	

Pedro Luiz Bodin de Moraes

Position and term of office
An Independent Member of the Board of Directors since 2008.

Experience, skills and abilities
Financial sector and capital markets
He was a member of the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. between 2003 and 2008. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was a partner at Icatu Holding S.A. between 2005 and 2014. He was also a partner and Officer at Banco Icatu S.A. between 1993 and 2002. He was Vice President of the Associação Nacional dos Bancos de Investimentos (ANBID) between 1994 and 2001, and a Professor in the Department of Economics at the Pontifícia Universidade Católica do Rio de Janeiro between 1985 and 1990.

Risk management
He is currently the Chairman of the Risk and Capital Management Committee of Itaú Unibanco, and his previous experience in risk management has fully entitled him to hold the chair of this Committee. His duties include supporting the Board of Directors in defining the institution's risk appetite and supervising the risk and capital management and control activities, aimed at ensuring their adequacy to the risk levels assumed and complexity of the operations. He served as Officer of the Monetary Policy of the Central Bank of Brazil from 1991 to 1992. The duties related to this position included managing and enforcing monetary and foreign exchange policies, establishing technical guidelines for managing the Brazilian international reserves and defining policies for payment arrangements, clearing and settlement houses and other Financial Market infrastructures.

ESG
From 1990 to 1991 he was an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the main instrument for enforcing the Federal Government's investment policy and whose mission is to promote the sustainable and competitive development of the Brazilian economy by generating jobs and reducing social and regional inequalities.

Academic background
He holds a Bachelor's degree in Economic Sciences from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Brazil. He holds a Master's degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro, Brazil. He is a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.

Management body:

Management body:		Nominated by the Controlling stockholder:	
Board of Directors		Yes	
Elective office held:		**Description of other positions held:**	
Independent Board of Directors (Effective)			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	11/28/2008

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
PEDRO MOREIRA SALLES	551.222.567-72
Profession:	**Date of birth:**
Banker	10/20/1959

Profissional experience:

Pedro Moreira Salles

Position and term of office
Non-executive Co-Chairman of the Board of Directors since 2017.

Experiences, skills and abilities
Financial sector, capital markets and other sectors
He is a Co-chairman of the Board of Directors of Itaú Unibanco Holding S.A. and was also the Chairman of this Board between 2009 and 2017. He was a Member of the Board of Directors of Unibanco in 1989 and was its chairman from 1997 to 2004. In 2004, he became CEO of Unibanco and remained in the position until 2008, the year of the merger with Banco Itaú. He is the Chairman of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) and the Chairman of the Board of Directors of Alpargatas S.A. He is also the Chairman of the Board of Directors of Companhia E. Johnston de Participações and the Chairman of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. He is Vice Chairman of the Board of Directors of Brasil Warrant and partner and joint CEO of Cambuhy Investimentos. He was a member of the Board of Directors of TOTVS and between 2017 and 2022 he was Chairman of the Board of Directors of the Brazilian Federation of Banks (FEBRABAN).

ESG
He is also the Chairman of the Board of Directors of the Unibanco Institute, an institution that works to improve public education in Brazil through education management. He is a Member of the Decision-Making Council and the Board of Associates of INSPER, a non-profit institution dedicated to education and research, and a Member of the Guidance Council of the Symphony Orchestra Foundation of the State of São Paulo (OSESP). He is also a Member of the Board of Directors of the Todos pela Saúde (All for Health) Institute, which combats sanitary emergencies in Brazil, and a Member of the Board of Directors of the Moreira Salles Institute, which is dedicated to promote and preserve cultural heritage.

Academic background
He holds a Bachelor's degree, magna cum laude, in Economics and History from the University of California, Los Angeles, U.S. He attended the Owner/President Management (OPM) program at Harvard University in the U.S.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Other Directors		Non-executive Co-Chairman	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	11/28/2008

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
PEDRO PAULO GIUBBINA LORENZINI	103.594.548-79
Profession:	**Date of birth:**
Business Administrator	04/02/1968

Profissional experience:
Pedro Paulo Giubbina Lorenzini Position and term of office He is a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. Experiences, skills and abilitiesFinancial sector, capital markets and other sectors He is currently responsible for the Treasury, Client and Product Desks, and Macroeconomics Department and for the Latin America (LATAM) Department, which also includes the operations in South America (Argentina, Paraguay, Uruguay, Chile and Colombia). He is a Member of the Board of Directors and a Member of the Risk and Financial Committee at B3 S.A. – Brasil, Bolsa, Balcão since 2021. Mr. Lorenzini served as a Member of the Executive Committee, responsible for the Global Markets and Securities Services at Citibank Brasil from 2008 to 2021, after having built his career at the institution since 1989, with experience in the Structuring, ALM Management, Trading, Sales, Product Management and Controllership departments. He was Chairman of the Treasury Committee from 2010 to 2013 and a Citibank representative at the Board of Executive Officers of the Brazilian Federation of Banks (FEBRABAN) from 2013 to 2021. He was Chairman of the Treasury Committee from 2010 to 2012 and Vice President of the Brazilian Association of Financial and Capital Market Entities (ANBIMA) from 2010 to 2021. Academic background He holds a Bachelor's degree in Economics Business Administration from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer (member of the Executive Committee)	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	05/03/2021

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
RAFAEL VIETTI DA FONSECA	223.949.378-07
Profession:	**Date of birth:**
Lawyer	11/25/1983
Profissional experience:	
Rafael Vietti da Fonseca, member of the Partners Program, has been an Officer at the Itaú Unibanco Group since May 2024 and he is currently responsible for the legal service activities at Itaú BBA, Itaú Corretora and the Corporate Business Unit. In this capacity, he is responsible for the legal advisory services on capital market operations (IBD, M&A Advisory, ECM and DCM), research, banking products for small, middle-market and large companies, financial advisory and credit recovery (special situation, judicial and extrajudicial recovery, bankruptcy and collection). He also currently works on institutional topics, including environmental and social issues and responsible businesses. He has been at the Itaú Unibanco Group since 2006, having previously held many positions, such as: Legal Superintendent responsible for the Investment Banking Department and other departments, Legal Manager responsible for the Proprietary M&A Department and Chief Attorney at Itaú USA Asset Management in New York. Before joining the Itaú Unibanco Group, he worked at the São Paulo State Attorney's General Office between 2004 and 2006. He holds a Bachelor's degree in Law from Universidade Presbiteriana Mackenzie and attended specialization courses in Accounting at Fundação Getulio Vargas and Corporate Finance at Fundação Instituto de Admnistração (FIA). He also holds a LL.M degree from University of Virginia.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
05/23/2024	07/01/2024	Annual	07/01/2024

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
REINALDO GUERREIRO	503.946.658-72
Profession:	**Date of birth:**
Bachelor of Science Sciences	02/10/1953
Profissional experience:	
Reinaldo Guerreiro has been an Alternate Member of the Supervisory Council at the Itaú Unibanco Group since 2017. Since 2023 he has been the Chairman of the Audit Committee of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG). He was a Member of the Board of Directors from 2007 to 2021 and an Independent Member of the Audit Committee from 2007 to 2017 of Cia. de Saneamento Básico do Estado de São Paulo (SABESP), and a Member of the Supervisory Council of the FEA-USP Endowment Fund since 2016. Mr. Guerreiro also served as the Chairman of the Audit Committee at Petrobrás Gas S.A. (GASPETRO) from 2018 to 2021, and as a Member of the Board of Directors from 2016 to 2018 and the Financial and Risks Committee from 2016 to 2018 at Petrobrás Distribuidora S.A.; as well as a Member of the Strategic Committee from 2016 to 2018 at Petróleo Brasileiro S.A. He is also the Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP, Head of the Accounting Department in two terms of office, Principal from 2010 to 2014 and Vice Head of the Accounting and Actuarial Science Department at Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP) from 2019 to 2021. He holds a Bachelor's degree in Accounting, a Master's degree and a Ph.D. in Controllership and Accounting, and Habilitation degree ("livre-docência") in Controllership and Accounting from Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP), São Paulo, Brazil.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Fiscal Council			Yes
Elective office held:		**Description of other positions held:**	
C.F.(Suplent) Elect for Controller			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	06/01/2017

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
RENATO BARBOSA DO NASCIMENTO	161.373.518-90

Profession:	Date of birth:
Accountant	10/28/1971

Profissional experience:
Renato Barbosa do Nascimento, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the investment banking, Wealth Management, Brokerage services, Private Banking, M&A, Treasury, Risks, Accounting, Fiscal, Finance departments and the entire ecosystem that serves companies and payment means. Between 2018 and the first half of 2023, he led the internal audit work covering the whole ESG scope, with outstanding assessment of the commitments made with external agents, ensuring compliance with rules and regulation and ultimately the audit of the Conglomerate's ESG governance pillars. Also against this backdrop, Mr. Nascimento engaged in the Mentoring Program for Black Women sponsored by Itaú Unibanco throughout 2023. He has been a member of audit councils and committees of Itaú Unibanco's investees aiming at maintaining the high governance standards required by the Conglomerate, and a Fiscal Advisor at the Conselho Empresarial Brasileiro para o Desenvolvimento Sustentável (CEBDS). He has held several positions in his over 26-year professional journey at PricewaterhouseCoopers Auditores Independentes (PwC), including Audit Partner from 2009 to 2017. His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in Brazil and abroad. Between 2014 and 2017, he took part in a three-year professional exchange program at PwC in Mexico City, Mexico, as audit partner leading external audits in subsidiaries of international entities of the financial industry in Mexico. From 2009 and 2014, Mr. Nascimento was responsible for monitoring external audits carried out by the PwC teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in subsidiaries of Brazilian financial institutions in these countries. Between 2006 and 2008, he took part in a two-year professional exchange program at PwC in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). Additionally, he took part in a two-year professional exchange program at PwC in Montevideo, Uruguay, managing external audits of local banks, international institutions, and offshore entities, among others. He holds Bachelor's degrees in Accounting and in Business Administration, both from the Universidade Paulista, São Paulo, Brazil, and Master's degree in Business Administration (MBA) from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He periodically attends international training courses and events, such as the Innovation Program – Singularity University in Palo Alto, Fintech Revolution – Wharton School of the University of Pennsylvania, SXSW, the IIA Conference and the Gartner IT Symposium.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	11/06/2017

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
RENATO DA SILVA CARVALHO	033.810.967-61
Profession:	**Date of birth:**
Production Engineer	11/02/1974

Profissional experience:
Renato da Silva Carvalho, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Wholesale Banking's Financial Planning department. In this position, he is responsible for determining the financial results of the Wholesale Banking, including monitoring ESG products and services that generate positive impact. Mr. Carvalho has held several positions at the Itaú Unibanco Group, including Financial Planning Officer - Retail Banking, Finance Superintendent, Wholesale Banking from 2017 to 2020 and Market and Liquidity Risk Superintendent/Manager from 2010 to 2017.

He worked as Investment Market Risk Associate Director from 2008 to 2010 at Fidelity International LTD (London, United Kingdom), Market Risk Associate Director from 2006 to 2008 at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst from 1998 to 2006 at Banco Brascan S.A. (Rio de Janeiro, Brazil). He holds a Bachelor's degree in Production Engineering from Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil, an Executive MBA degree in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, an MBA degree in System Analysis, Project and Management from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, and a M.Sc.in Production Engineering from Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil, and has attended the Executive Program from Fundação Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (PRM) by the Professional Risk Management International Association (PRMIA) and a Financial Risk Manager (FRM) by the Global Association of Risk Professionals (GARP).

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	10/01/2020

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
RENATO LULIA JACOB	118.058.578-00
Profession:	**Date of birth:**
Bank Clerk	05/10/1974
Profissional experience:	
Renato Lulia Jacob has been a partner and an Officer at the Itaú Unibanco Group where he has been responsible since April 2024 for the Corporate Strategy, Investor Relations and Corporate Development and has been a member of the Disclosure and Trading Committee since 2019. He served as Group Head of Investor Relations and Market Intelligence and Chairman of the Disclosure and Trading Committee (2020 to 2024). Mr. Jacob has been at the Itaú Unibanco Group for 23 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland from 2016 to 2020, a Managing Director of Banco Itau Argentina S.A. from 2006 to 2010 and a Managing Director, Head of CIB Europe from 2011 to 2015. He has been an Independent Member of the Board of the Royal Institution of Great Britain, in the United Kingdom. He was an Independent Member of the Board of the Fight for Peace International from 2017 to 2022 and fellow of the Institute of Directors from 2015 to 2017. He holds a Bachelor's degree in Civil Engineering from Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from the Wharton School of the University of Pennsylvania, Philadelphia, U.S.	

Management body:

Management body:	**Nominated by the Controlling stockholder:**

Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	12/14/2020

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
RENE GUIMARÃES ANDRICH	709.926.659-49
Profession:	**Date of birth:**
Accountant	08/04/1971
Profissional experience:	
Rene Guimarães Andrich has been an Alternate Member of the Supervisory Council at the Itaú Unibanco Group since 2020. He is currently the Global Head of Internal Audit of Tupy S.A. He is a Professor, Mentor, and Instructor in Inspection and Controls, Corporate Governance and ESG courses. He was Head of Internal Audit – Latin America at Electrolux do Brasil S.A., an External Auditor at Ernst & Young, Chairman of the Audit Committee of Companhia Paranaense de Gás (COMPAGÁS) and of Hospital de Clínicas de Porto Alegre (HCPA), a Member of the Audit Committee of Casa da Moeda do Brasil (CMB) and of Companhia Brasileira de Trens Urbanos (CBTU) and Independent Member of Integrity Comitee of Petrobrás Transportes S.A. (TRANSPETRO). He holds certifications from CCA+ – Director with Experience (IBGC), CCF - Fiscal Advisor (IBGC) and CCoAud – Member of the Audit Committee with Experience (IBGC), CIA – Certified Internal Auditor (The IIA), CRMA – Certified Risk Management Assurance (The IIA), CCSA – Certificate in Control Self-Assessment (The IIA), QA – Accreditation in QA Assessment/Validation (The IIA), and Regional Council of Accounting (CRC/SP). He is a doctoral student in Controllership and Finance at Universidade Mackenzie, São Paulo, Brazil and holds a Master's degree in Management from Pontifícia Universidade Católica do Paraná (PUC-PR), Curitiba, Brazil, a Postgraduate degree in Controllership from Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil, and a Bachelor's degree in Accounting from FAE Business School, Curitiba, Brazil.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Fiscal Council			No
Elective office held:		**Description of other positions held:**	
C.F.(Alternate)Elected by preferentialists			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	07/07/2020

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
RICARDO RIBEIRO MANDACARU GUERRA	176.040.328-85
Profession:	**Date of birth:**
Engineer	08/28/1970
Profissional experience:	
Ricardo Ribeiro Mandacaru Guerra	

Position and term of office He is a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. Experience, skills and abilities Financial sector He has held a number of positions at the Itaú Unibanco Group, including Executive Officer (2014 to 2021), Channels Officer (2008 to 2014), Financing Products Superintendent - Individuals (2007 to 2008), Credit Policies Superintendent (2006 to 2007), Electronic Channels Management Superintendent (2002 to 2006), and Internet Project Leader (1996 to 2000). He joined the Itaú Unibanco Group in 1993 as a Systems Analyst. Technology, operations and information security He is responsible for the technology, operations, service, data and CX departments, serving as CIO since 2015. Since September 2024 he has been responsible for the Operations, IGA and Service departments. He has extensive experience in digital transformation, large-scale platform management, including everything from management and governance processes to technical engineering and cybersecurity knowledge. He leads a broad technology team, focused on deep technical excellence, talent training and diversity. Academic background He holds Bachelor's degrees in Civil Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and in Business Administration from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and also an MBA from Kellogg School of Management at Northwestern University, Illinois, U.S.

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer (member of the Executive Committee)	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	03/02/2021

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
RICARDO VILLELA MARINO	252.398.288-90
Profession:	**Date of birth:**
Engineer	01/28/1974
Profissional experience:	
Ricardo Villela Marino Position and term of office Non-Executive Vice Chairman of the Board of Directors since 2020. Experience, skills and abilities Financial sector and capital markets He has been the Chairman of the Latin America Strategic Council since 2018, leading the innovation and exploration of growth opportunities throughout the region, and is the Chairman of Banco Itaú Chile. He has held a number of positions at the Itaú Unibanco Group since 2002, including Vice President between 2010 and 2018, and CEO for Itaú Latam operations (Argentina, Chile, Paraguay and Uruguay). He started his career at Banco Credit Commercial de France (CCF), worked with fixed income and stock market at Banco de Investimentos Garantia (CSFB) and at Goldman Sachs Asset Management in New York and London, where he was a portfolio manager for Emerging Markets. He served as the Chairman of the Federation of Latin American Banks (FELABAN) and was named a Young Global Leader by the World Economic Forum (WEF). He has been an alternate member of the Board of Directors since 2011.	

Financial inclusion and entrepreneurship He is responsible for creating business models to the crypto market contributing to financial inclusion through digital assets. He currently serves as Vice Chairman of Humanitas 360, a non-profit organization focused on catalyzing social and civic entrepreneurship among young people. He is the Chairman of Instituto PDR, an organization aimed at investing and preparing new entrepreneurs with a focus on social academic transformation. He is also a member of the Advisory Board of Visa Latin America and of the MIT Sloan School of Management. Academic background He holds a Bachelor's degree in Mechanic Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Master's degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachussets, U.S.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Non-executive Vice President of the Board of Directors			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	11/28/2008

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
ROBERTO EGYDIO SETUBAL	007.738.228-52
Profession:	**Date of birth:**
Engineer	10/13/1954
Profissional experience:	
Roberto Egydio Setubal Position and term of office Non-executive Co-Chairman of the Board of Directors since 2017. Experiences, skills and abilities Financial sector, capital markets and other sectors He started his career at Banco Itaú in 1980, having held several positions before he was appointed as CEO in 1994, a position he held until April 2008. In that year, after the merger between the banks Itaú and Unibanco, he became CEO of Itaú Unibanco Holding S.A. and held that position until 2017. He has been a Member of the Board of Directors of Itaúsa S.A. since 2021 and is currently the Vice Chairman. He is also a Member of the Board of Directors of CCR S.A. He was a Member of the Board of Directors of Petrobras between 2000 and 2002 and a Member of the Board of Directors of Shell Plc. between 2017 and 2020. He was a member of the International Monetary Conference (IMC) between 1994 and 2020, and the Chairman in 2015. He was the Chairman of the Brazilian Federation of Banks (FEBRABAN) between 1997 and 2000 and the Chairman of the Board of this institution between 2011 and 2017. He was a Member of the Board of Directors of the Institute of International Finance (IIF), having served as Vice Chairman between 2003 and 2014, and he was a Member of the International Advisory Committee of the Federal Reserve Bank of New York between 2002 and 2008. In 2011, he was named Banker of the Year by Euromoney magazine, and in 2015 he was elected, for the second time, the best executive in Brazil. Risk management During his term as CEO of Itaú Unibanco Holding S.A., until 2017, he oversaw risk management at the executive level, chairing seven superior risk councils, such as the Superior Audit and Operational Risk Management Council, the Superior Credit Council and the Superior Risk Policy Council, where he addressed corporate risk policies, risk management, risk appetite and the risk culture of the company. He is currently a Member of the Risk and Capital	

Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies. ESG He is also a Member of the Board of Directors of Centro de Liderança Pública (CLP), a cross-party organization that seeks to engage society and develop public leaders to face urgent problems in Brazil. In 2003, he was appointed as a Member of the Economic and Social Development Council (CDES) and holds this position to date. Academic background He holds a Bachelor's degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He also holds a Master's degree in Engineering Science from Stanford University, California, U.S.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Other Directors		Non-executive Co-Chairman	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	11/28/2008

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
RODRIGO ANDRE LEIRAS CARNEIRO	070.227.907-28
Profession:	**Date of birth:**
Economist	11/13/1975
Profissional experience:	
Rodrigo Andre Leiras Carneiro, a member of the Partners Program, has been an Officer at the Itaú Unibanco Holding since 2025. He is currently responsible for the Credit Card Business – Individuals department, serving as an Officer since 2022. He has held several positions at the Itaú Unibanco Group, including Product Officer at Redecard (2018 to 2022), Card Portfolio Superintendent (2013 to 2017), Card Manager – High Income Segment (2012 to 2013), Business and Planning Manager (2008 to 2012), Credit Policy Manager – Unicard and Hipercard (2003 to 2008). Mr. Carneiro also worked as Credit and Collection Coordinator (2001 to 2002), Marketing and Product Analyst (2000 to 2001) and Finance Analyst (1998 to 2000) at Fininvest. He holds a Bachelor's degree in Economics from the Universidade Federal do Rio de Janeiro (UFRJ), Brazil and an Executive MBA (Coppead).	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of Directors			No
Elective office held:		**Description of other positions held:**	
Others officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
01/31/2025	03/14/2025	Annual	03/14/2025

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
RUBENS FOGLI NETTO	255.989.658-36
Profession:	**Date of birth:**
Business Administrator	06/26/1978
Profissional experience:	
Rubens Fogli, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2015, and is currently responsible for the Card Products and Requirements, Payment, Collection and Account Management Office. He has held several positions at the Itaú Unibanco Group, including Officer of Card Products, Digital Business, Cards and Acquiring Services and Joint Ventures with Retailers. Mr. Fogli Neto has also been a member of the Board of Directors at several companies of the Itaú Unibanco Group. He worked at important companies in the markets they operate, such as Citibank, Credicard, and Banco CCF Brasil. He holds a Bachelor's degree in Business Administration from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, an Executive MBA degree from Instituto Brasileiro de Mercado de Capitais (IBMEC), São Paulo, Brazil, and attended the Leadership Transition program from INSEAD, Fontainebleau, France, and the Leading Organizations and Change course from MIT Sloan School of Management, Cambridge, Massachusetts, U.S.	

Management body:

Management body:		Nominated by the Controlling stockholder:	
Board of executive officers		No	
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	10/03/2022

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
SERGIO GUILLINET FAJERMAN	018.518.957-10
Profession:	**Date of birth:**
Economist	03/26/1972
Profissional experience:	
Sergio Guillinet Fajerman Position and term of office A member of the Partners Program, Mr. Fajerman has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. Experience, skills and abilities Financial sector, capital markets and other sectors He is currently responsible for the Personnel, Marketing and Communications department. He has held a number of positions at the Itaú Unibanco Group, including as Executive Officer (2017 to 2021) and Corporate Personnel Management Officer and Personnel Officer at the General Wholesale Banking Office (2010 to 2017). Academic background He holds a Bachelor's degree in Economics from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil, an MBA in Corporate Finance from the Brazilian Institute of Capital Markets (IBMEC), Brazil, an MBA from INSEAD, Fontainebleau, France, and has attended the Advanced HR Executive Program from the University of Michigan, Michigan, U.S.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer (member of the Executive Committee)	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	03/02/2021

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
THALES FERREIRA SILVA	831.623.301-06
Profession:	**Date of birth:**
Economist	01/13/1978
Profissional experience:	
Thales Ferreira Silva, a member of the Partners Program, has been an Officer at Itaú Unibanco Holding since March 2025. He is currently responsible for Itaú's Purchase of Assets (Mortgage Loans, Vehicles and Consórcios) and Loans (Personal Loans and Payroll Loans) business. He has worked at the Conglomerate for 20 years, having served as Officer in Itaú BBA's Large and Corporate segments for many years. He holds a Bachelor's degree in Economics from the Universidade de Campinas - UNICAMP, São Paulo, Brazil, and an Executive MBA from IBMEC.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
03/27/2025		Annual	

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
TATIANA GRECCO	167.629.258-63
Profession:	**Date of birth:**
Technologist in Civil Engineering	08/31/1973
Profissional experience:	
Tatiana Grecco, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. She is currently responsible for the Capital and Market and Liquidity Risk department. She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors' portfolios. In 1998, she became a Fund Portfolio Manager at Itaú Asset Management. After that, she worked as a Senior Portfolio Manager of fixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management.	

In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds.
She has coordinated the ETF Committee and the ESG Workgroup at the Brazilian Financial and Capital Markets Association (ANBIMA) for several years. She was also Vice President of the Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds.
Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units. Since 2020, she has also been responsible for the capital management of the Conglomerate.
She holds a Bachelor's degree in Civil Construction from Universidade Estadual Paulista (UNESP), São Paulo, Brazil, a Postgraduate degree in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, a Master's degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil, and is certified by the Executive Education Program on Asset Management from Yale University, Connecticut, U.S. She has also been a Certified Financial Planner (CFP) since 2009 and is Asset Manager certified (CGA) by ANBIMA. Ms. executives who founded the Bloomberg Women's Buy-Side Network in Brazil and is a member of the global communities 100 Women in Finance and Women in ETFs.

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	06/01/2017

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
VINICIUS SANTANA	286.045.658-92
Profession:	**Date of birth:**
Mathematician	03/23/1978

Profissional experience:

Vinícius Santana has been an Officer at the Itaú Unibanco Group since 2023.
He is currently responsible for the Anti-Money Laundering/Counter Terrorism Financing Department (AML/CFT).
He has been working without interruption on anti-money laundering and counter terrorism financing (AML/CFT) since 2002, and has held important positions in the public and private sectors. A Country Appraiser at the Financial Action Task Force (FATF/GAFI), Mr. Santana has worked for 11 years at COAF (Council for Financial Activities Control), nine of which as a Supervisor, including as an Alternate Officer of this body, and he held the positions of Head of AML/CFT at the Santander and Banco do Brasil Conglomerates from 2017 to 2023. He has already served as a Data Protection Officer (DPO) at Banco do Brasil, where he also served in many positions in the Commercial and AML/CFT departments. In 2006, he joined the Council for Financial Activities Control (COAF), and rejoined Banco do Brasil in 2017. He was an Effective Member of ENCCLA – National Anti-Corruption and Anti-Money Laundering Strategy from 2006 to 2021. At COAF, between 2010 and 2017, he was a member of many federal councils in Brazil, notably the National Council for Anti-Drug Policy and the Brazilian Intelligence System.
Mr. Santana holds a Bachelor's degree in Mathematical Sciences from Universidade Estadual do Norte do Paraná (UENP), Paraná, Brazil; a Bachelor's degree in Law from Centro Universitário de Brasília (UniCEUB), Brasília, Brazil; a Postgraduate degree in Advanced Defense Studies from Escola Superior de Guerra (ESG); Specialist, AML/CFT from the U.S. Department of the Treasury; a Postgraduate degree in Money Laundering, Criminal Procedure; an MBA degree in Strategic Management, Business Administration from UNIFAEL; and an MBA degree in Risks and Compliance from Trevisan/Exame. Mr. Santana has been certified by many national and international bodies, notably the FBI, IMF, FINCEN, COAF, GAFI, GAFI Latin America, the World Bank, DEA, U.S. Department of Justice, ESG, ABIN (Brazilian Intelligence Agency), Armed Forces, among others. He was awarded the most prominent AML/CFT award in Brazil, the COAF Merit Diploma, in 2021, and has earned six military commendations.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	10/11/2023

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

7.8. Provide other information that the issuer deems relevant

Additional information on item 7.1 "d"

i. total number of members, grouped by self-declared gender identity

ii. total number of members, grouped by self-declared identity of color or race

Note: The "prefer not to answer" category includes employees who did not answer the self-declaration and those who answered the "prefer not to answer" option.

The data for the Board of Directors is based on 31.12.2023.

The data provided in the table above regarding the members of the Board of Directors are as of May 17, 2024.

iii. total number of members grouped by other diversity attributes that the issuer deems relevant

No information about other diversity attributes.

Additional information on item 7.3

1. Total number of meetings held per body in 2023:

Body	Meetings
Board of Directors	20
Fiscal Council	5
Audit Committee	62*
Disclosure and Trading Committee	4
Strategy Committee	4
Capital and Risk Management Committee	12
Nomination and Corporate Governance Committee	2
Related Parties Committee	17
Personnel Committee	5
Compensation Committee	6
Environmental, Social and Climate Responsibility Committee	3

(*) The Audit Committee met on 62 days and held a total of 324 meetings in 2023.

2. Independence criterion for the Members of the Board of Directors and Audit Committee:

The members of the Board of Directors Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Fabricio Bloisi Rocha, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras e Pedro Luiz Bodin de Moraes are deemed independent in accordance with Article 140, paragraph 2 of Brazilian Corporate Law, and Article 5 and subsequent articles of Attachment K of Resolution No. 80/22 of the Brazilian Securities and Exchange Commission (CVM).

All members of the Audit Committee are deemed independent, in accordance with the applicable regulation and under the terms and conditions provided for in the Bylaws and they may not: **a)** be, or have been, in the past (12) twelve months: **(i)** an officer of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; **(ii)** an employee of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; **(iii)** a responsible technician, officer, manager, supervisor or any other member, with management duties, of the team involved in the audit work at the Company; or **(iv)** a member of the supervisory council of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; **b)** be a spouse, a partner or relative in a direct or a collateral line or by affinity, up to twice removed, of the persons mentioned in items "a", "(i)" and "(iii)"; and **c)** hold positions, in particular in

advisory councils, boards of directors or supervisory councils in companies that may be considered competitors in the market or generate a conflict of interest.

3. Type of Audit Committee:

We clarify that, in accordance with Article 22, paragraph 2, of Law No. 6,385/76, the Audit Committee complies with Resolution No. 4,910/21 of the National Monetary Council, which is why it is not compliant with CVM Resolution No. 23/21 (former CVM Instruction No. 308/99).

4. Politically exposed persons:

With respect to the members of the Board of Directors, the Board of Officers, the Supervisory Board and other committees, we did not identify any politically exposed persons.

5. Additional Information:

We inform you that those elected at the Annual General Stockholders' Meeting held on April 23, 2024 and the meeting of the Board of Directors held on April 25, 2024 were sworn in on May 17, 2024 and May 20, 2024 respectively. We inform you that the investiture of those elected at the meeting of the Board of Directors held on May 23, 2024 were sworn in on July 1 and 2, 2024. We inform you that the investiture of those elected at the meeting of the Board of Directors held on June 27, 2024 were sworn in on August 16, 2024. We inform you that the investiture of those elected at the meeting of the Board of Directors held on September 26, 2024 were sworn in on October 24, 2024. It was registered the resignation of Marina Fagundes Bellini as Officer and Member of the Company's Executive Committee, effective September 30, 2024. We inform you that the investiture of those elected at the meeting of the Board of Directors held on January 31, 2025 were sworn in March 14, 2025. We would like to inform you that the swearing-in of those elected at the Board of Directors' Meeting of March 27, 2025 is pending the approval of their elections by the Central Bank of Brazil.

6. We present below the hierarchical relationship between the above mentioned Bodies:



General Stockholders' Meeting
Fiscal Council
Board of Directors
Executive Committee
Board of Officers
Disclosure and Trading Committee
Committees
Audit
Personnel
Related Parties
Nomination and Corporate Governance
Customer Experience
Risk and Capital Management
Strategy
Environmental, Social and Climate Responsibility
Compensation
LATAM Strategy Council
Internal Audit
Independent Audit
Advisory council
Statutory committees
Non-statutory committees

Other additional information:

a) With respect to the general stockholders meetings held over the past three (3) years, we inform:

Year	Types of Meetings	Date/Time	Quorum
2024	Annual and Extraordinary	April 23, 2024 – 11 a.m. and 11:10 a.m.	92.18% of the common shares and 46.93% of the preferred shares
2023	Annual	April 25, 2023 – 11 a.m.	92.14% of the common shares and 42.87% of the preferred shares
2022	Annual	April 26, 2022 – 11 a.m.	92.09% of the common shares and 41.35% of the preferred shares
2022	Extraordinary	April 26, 2022 – 11 a.m.	92.09% of the common shares and 41.35% of the preferred shares
2021	Annual and Extraordinary	April 27, 2021 – 11 a.m. and 11:10 a.m.	91.96% of the common shares and 31.67% of the preferred shares
2021	Extraordinary	January 31, 2021 – 11 a.m.	More than 90% of the common shares

b) Audit Committee:

The Audit Committee has autonomy to define and contract training activities.

The Audit Committee defines, from time to time, the needs for training identified as significant for its performance. Once a need is identified, the Committee engages training services to meet such specific need for this department or its members.

Another training component of the Audit Committee, for topics under its responsibility it understands as significant is making benchmark, including abroad, with other organizations or with the best practices identified by consultants.

In 2023 Committee members underwent Anti Money Laundering (AML) and Anti-Corruption training sessions.

c) Relationship between the Audit Committee, Executive Board of Officers and the Co-Chairpersons of the Board of Directors

Based on the responsibilities set out in its Regulations and the assessment of main risks of the Itaú Unibanco Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Board of Officers. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time.

Throughout 2021, 2022 and 2023, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit department, and on a quarterly basis with the Risks (Compliance, Operational Risk, Anti-Money Laundering and Corporate Security) departments, to monitor the outcomes of the work carried out by these departments, as well as semiannual meetings to monitor the operation of Itaú in Chile and its branches and at least annual meetings to monitor other foreign units.

Also during these years, the Audit Committee held meetings with the following departments: Finance, Business Unit Individuals/Companies, Wholesale Banking, Technology, Personnel, Global Markets & Treasury, Wealth Management Services (WMS), Operations Services and IGA, Credit Risk/ Modeling/ Market/ Liquidity Risk, Legal, External Ombudsman's Office, and Internal Ombudsman's Office, as well as with those responsible for a number of businesses of the Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco's units in Latin America and Northern hemisphere (the U.S., the Caribbean and Europe).

Since 2021 the Audit Committee has held private meetings at least on a quarterly basis with the CEO of Itaú Unibanco Holding S.A. It has continued to hold, likewise for a number of years, joint meetings with the Co-chairpersons of the Board of Directors and the CEO of Itaú Unibanco Holding S.A., in which it submits its findings and recommendations and monitors the follow-up of previously submitted recommendations.

d) Relationship between the Audit Committee, the Board of Directors and the Supervisory Council

The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a quarterly basis, the Chairperson of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the meetings held in the period. On a semiannual basis, the Audit Committee submits its recommendations on the financial statements, and it annually submits the outcome of the evaluation by the external auditor, internal auditor and Operational Risk department, which is also responsible for internal controls.

The Audit Committee holds meetings at least on a quarterly basis with the members of the Supervisory Council of Itaú Unibanco Holding SA., in which it submits its findings on the consolidated financial statements of Itaú Unibanco Holding S.A., for the year ended in December of each fiscal year or other topics of interest to the Supervisory Council.

e) Relationship between the Board of Directors and the Supervisory Council

The Supervisory Council attends the Board of Directors' meeting in which the Issuer's annual financial statements are examined (therefore, once a year).

f) Relationship between the Supervisory Council and the Board of Officers

The Supervisory Council meets the Board of Officers of Itaú Unibanco Holding S.A., when the Issuer's financial statements are submitted (therefore, four times a year).

g) Relationship between the Board of Directors and the Investor Relations Office

The main channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market, among other materials, on a timely basis. The composition of the Disclosure and Trading Committee strengthens the relationship with the Board of Directors, as it is composed of members of the Board of Directors, Executive Committee and the Board of Officers. Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee's meetings may be directly related to the Board of Directors or the Statutory Committees reporting to the latter, such as:

• Management Report, Form 20-F, Reference Form and Integrated Annual Report;
• Amendments to and creation of new policies;
• Opinions on the performance of marketable securities of Itaú Unibanco and best practices from market players, including investors, credit and ESG* rating agencies, corporate governance, analysts and trade associations;
• Share bonus and share splits;
• Trading analysis of those who adhered to the Policy for Trading Itaú Unibanco Holding S.A. Securities.

The Itaú Unibanco's Investor Relations Officer also prepares materials to the Board of Directors, comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its controlled companies.

* Environmental, Social and Corporate Governance

h) In 2023, we developed the following training programs:

Itaú Unibanco provides training activities and forwards corporate communications to management members and employees on the policies, procedures and practices related to the Integrity and Ethics Program. At least every two years, the training activities of the trail of the Integrity and Ethics Program are reviewed and updated, in which the following topics are addressed:

1) Ethics and Compliance: It guides on principles of conduct in business, relationships and cases of discrimination and harassment in the workplace. It also establishes the practices that must be observed by everyone at the organization to comply with internal and external rules and laws, aimed at the proper governance of the organization.

2) Anti-corruption: It establishes the standards of conduct in business with public and private bodies, the whistleblowing channel, and alerts to the risks and consequences of this wrongdoing.

3) Client relations: It outlines the responsibilities of the departments in client and user relations in order to do business based on good corporate conducts and the Bank's sustainable development.

4) Anti-Money Laundering: It outlines suspicious acts and situations that may characterize money laundering and terrorism financing and the actions required to prevent this risk.

5) Information Security: It outlines important information security tips for employees, flagging situations that place information security at Itaú Unibanco at risk.

6) Supplier relations: It outlines the organizational principles and values guiding supplier relations and showcases the responsibilities of employees in these relations.

7) General Personal Data Protection Law (LGPD): This is the Brazilian data protection law aimed at outlining a set of guidelines for the collection, handling, storage and sharing of personal data, as established by law.

Among other duties, the Corporate Compliance Office (DCC) monitors and reports on the key indicator of this training activities. Accordingly, on the base date of December 2023, 95.4% of employees were up to date with the program's training requirements, considering the 2022-2024 cycle.

Members of the Board of Directors were trained in 2022 on Anti-Money Laundering, terrorism financing and proliferation of weapons of mass destruction and Anti-Corruption. It is worth noting that training for this audience is also updated every two years, with the upcoming training activities scheduled for 2024.

Furthermore, conglomerate's employees and management members are required to sign, annually and electronically, the term of adherence to the Integrity and Ethics Program, comprising both the Code of Ethics and Conduct and the Integrity and Ethics Policies. 96% of employees and management members had signed the aforementioned document as of the base date of December 2023.

i) In 2023, the volume of grievances received by the Internal Ombudsman's Office maintained the growth trend seen in previous years. In the year, occurrences increased 29% (a 17% growth in guidance and a 37% growth in complaints) compared to 2022.

As we continue our institutional campaigns and affirmative actions that strengthen our culture and positioning on the topics of diversity and respect within the Organization, this increase in complaints demonstrates the creation of an environment in which employees are increasingly at ease expressing themselves, helping promote psychological safety.

Internal Ombudsman's Office	2021	2022	2023
Contacts and complaints handled in the year			
Total guidance actions conducted	865	1,170	1,366
Total complaints received in the year	1,344	1,667	2,285
Total complaints handled in the year	1,346	1,657	2,247
Cases that are considered to have grounds – %	44%	35%	34%
Total employees reported	1,520	1,779	2,208

j) Supporting documentation for meetings of the Board of Directors:

The members of the Board of Directors receive, at least five (5) days before the meeting whenever possible, supporting documents for the topics that will be discussed, so that each Member may be properly aware of these topics and be prepared for a productive cooperation in these debates.

k) Information related to the evaluation process of the Board of Directors, Committees and Board of Officers is described in item 7.1b.

Additional Information to item 7.5.

a) Issuer's management:

• Alfredo Egydio Setubal (Member of the Board of Directors) is Roberto Egydio Setubal´s brother (Co-chairman of the Board of Directors).

• João Moreira Salles (Member of the Board of Directors) is Pedro Moreira Salles' son (Co-chairman of the Board of Directors).

• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is Ricardo Villela Marino's cousin (Vice Chairman of the Board of Directors).

b) (i) Management members of the issuer and (ii) management members of direct or indirect subsidiaries of the issuer:

- None.

c) (i) Management members of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with his brother Fernando Roberto Moreira Salles, is in the Issuer's controlling group;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with their siblings José Luiz Egydio Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer's controlling group;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with his brother Rodolfo Villela Marino, is in the Issuer's controlling group;

• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with her brother Alfredo Egydio Arruda Villela Filho, are members of the issuer's controlling group.

d) (i) issuer's managers and (ii) managers of the issuer's direct and indirect parent companies:

• Pedro Moreira Salles (Co-Chairman of the Board of Directors) together with his brother Fernando Roberto Moreira Salles, participate in the management of the controlling companies IUPAR - Itaú Unibanco Participações S.A. and Cia. Johnston de Participações;

• João Moreira Salles (member of the Board of Directors) together with his father Pedro Moreira Salles (Co-Chairman of the Board of Directors), participate in the management of the controlling company IUPAR - Itaú Unibanco Participações S.A.;

• The brothers Roberto Egydio Setubal (Co-Chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors) together with their brother Ricardo Egydio Setubal with his brother Ricardo Egydio Setubal, participate in the management of the controlling companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.;

• Ricardo Villela Marino (Vice-Chairman of the Board of Directors) together with his brother Rodolfo Villela Marino, participate in the management of the parent company Itaúsa S.A.;

• Ricardo Villela Marino (Vice-Chairman of the Board of Directors) together with his mother Maria de Lourdes Egydio Villela and brother brother Rodolfo Villela Marino, participate in the management of the controlling company Rudric Ith Participações Ltda. Ltda., and Rodolfo Villela Marino is also a director of the controlling company Companhia Esa;

• Ana Lúcia de Mattos Barretto Villela (membro do CA) em conjunto com seu irmão Alfredo Egydio Arruda Villela Filho, participam da administração da sociedade controladora Itaúsa S.A., sendo que Ana Lúcia de Mattos Barretto Villela também é administradora da sociedade controladora IUPAR – Itaú Unibanco Participações S.A.;

• Alfredo Egydio Setubal (member of the Board of Directors) together with his brother Ricardo Egydio Setubal, participate in the management of the parent company Companhia Esa.

<u>**Additional Information to item 7.6.**</u>

7.6 Inform the relations of subordination, provision of services or control maintained in the past three fiscal years between the issuer's administrators and:

a) Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninety-nine percent) of the capital stock:

Management member Ricardo Villela Marino holds a management position in subsidiaries.

b) Direct or indirect controller of the issuer:

Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people:

None.

12.1 Elaborate a table containing the following information about capital stock:

Type of capital	Date of authorization or approval	Capital Value R$	Term for Payment	Number of common shares	Number of preferred shares	Total number of shares
a) capital issued, specifying class and type	05/02/2025	124,063,060,190.00	n/a	5,454,119,395	5,330,429,488	10,784,548,883
b) subscribed capital, specifying class and type	05/02/2025	124,063,060,190.00	n/a	5,454,119,395	5,330,429,488	10,784,548,883
c) paid up capital, specifying class and type	05/02/2025	124,063,060,190.00	na	5,454,119,395	5,330,429,488	10,784,548,883
d) term for the payment of capital that has not yet been paid up, specifying class and type	n/a	n/a	n/a	n/a	n/a	n/a
e) authorized capital, informing the remaining limit for new issues, in number of shares or capital value	07/27/2018	n/a	n/a	1,134,330,605	1,258,020,512	2,392,351,117
f) securities convertible into shares and conditions for conversion	n/a	n/a	n/a	n/a	n/a	n/a

12.9. Supply other information that the issuer may deem relevant

Information from item 12.1

On February 5, 2025, the Company's Board of Directors deliberated to increase the social and paid up capital within the limit of the authorized capital predicted on our Bylaws in the value of R$33,334,060,190.00 increasing it from R$ 90,729,000,000.00 to R$ 124,063,060,190.00. This increase was carried out through a share bonus, with the issuance of 980,413,535 new book-entry shares, with no par value, of which 495,829,036 are common shares and 484,584,499 are preferred shares, with the base date of this bonus being the shareholding position at the end of March 17, 2025.

Information from item 12.6

12.6. With respect to each type and class of security admitted for trading in foreign markets, please indicate:

	ITUB (*ADS - American Depositary Share*)	*Medium-Term Note Programme*
a. country	United States of America	Grand Duchy of Luxembourg
b. market	New York Stock Exchange	Luxembourg Stock Exchange
c. administrative entity of the market in which the securities are admitted for trading	*U.S. Securities and Exchange Commission*	*Commission de Surveillance du Secteur Financier*
d. date of admission for trading	May 31, 2001	Depending on the issue
e. if applicable, please indicate the trading segment	Level II	Euro MTF
f. date on which the securities were first listed in the trading segment	February 21, 2002	Depending on the issue
g. percentage of trading volume abroad in relation to the total trading volume of each class and type in the previous year (1)	41.7%	N/A
h. if applicable, the proportion of deposit certificates abroad in relation to each class and type of shares (2)	18.3%	N/A
i. if applicable, depository bank (3)	*The Bank of New York Mellon*	*The Bank of New York Mellon*
j. if applicable, custodian institution (3)	Itaú Unibanco Holding S.A.	*The Bank of New York Mellon*

(1) Total volume of ADSs traded in relation to the total volume of preferred shares traded in 2023. Source: Economática.

(2) Balance of outstanding ADSs in relation to the preferred shares of the capital stock outstanding on December 31, 2023.

(3) On January 29, 2024, our Agreement with the depositary Bank was amended and our ADRs are now issued by the JPMORGAN CHASE BANK, with principal executive office located at 383 Madison Avenue, 11thFloor, New York, New York 10179.

In the United States

Our preferred shares have been traded on the NYSE, as ADSs (one ADS represents one preferred share) since February 21, 2002, in compliance with the NYSE and SEC requirements. These requirements include the disclosure of financial statements under the IFRS as of 2011, and compliance with U.S.

legislation requirements, including the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002.

Our ADSs are issued by The Bank of New York Mellon, as a depositary, under the terms of the deposit agreement dated May 31, 2001, as amended on February 20, 2002, on April 3, 2009, and on August 17, 2018, in force as of August 27, 2018 and January 13, 2020, between us, the depositary and the holders and beneficial owners of the ADSs from time to time. The depositary's principal executive office is located at 240 Greenwich Street, New York, New York 10286.

On January 29, 2024, our Agreement with the depositary Bank was amended and our ADRs are now issued by the JPMORGAN CHASE BANK, with principal executive office located at 383 Madison Avenue, 11thFloor, New York, New York 10179.

ADS holders do not have the same rights as stockholders, which are governed by the Brazilian Corporate Law. The depositary is the holder of the preferred shares underlying the ADSs. ADS holders have ADS holder rights.

Investors may hold ADSs directly, registered in their name, or indirectly, through a brokerage or other financial institution. ADS holders do not have the same rights as stockholders, depositaries and holders of the corresponding shares in Brazil. The deposit agreement sets forth the rights and obligations of ADS holders and is governed by New York legislation.

In the event of a capital increase that maintains or increases the proportion of the capital represented by preferred shares, the ADS holders, except as described above, have the preemptive right to subscribe only to newly issued preferred shares. In the event of a capital increase that reduces the proportion of capital represented by the preferred shares, the ADS holders, except as described above, have the preemptive right to subscribe to preferred shares in proportion to their interests, and to common shares only up to the extent necessary to prevent the dilution of their interests.

<u>Information from item 12.7</u>

12.7. Describe securities issued abroad, when relevant, indicating, if applicable:

a) identification of the security, indicating the jurisdiction;

b) number;

c) total face value;

d) issue date;

f) restrictions on trading;

g) convertibility into shares or concession of right to subscribe or purchase the issuer's shares, indicating:

i. conditions;

ii. effects on capital;

h) possibility of redemption, indicating:

i. cases for redemption;

ii. formula for calculating the redemption amount;

i) when the securities are debt-related, please indicate:

i. maturity, including early maturity conditions;

ii. interest;

iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee

iv. in the absence of a guarantee, whether the credit is unsecured or subordinated

v. any restrictions imposed on the issuer with respect to:

• the distribution of dividends;

• the disposal of certain assets;

• the contracting of new debts;

• the issue of new securities;

• corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries.

j) any conditions for changing the rights assured by such securities;

k) other relevant characteristics.

Note Program of Itaú Unibanco Holding S.A. (Medium-Term Note Program)

On March 29, 2010, the Medium-Term Note Program ("Program") of Itaú Unibanco Holding S.A., operating through its head office in Brazil or by means of its branch in the Cayman Islands ("Issuer"), was launched.

A list of the issues already settled is presented below:

Emissão	Date	
	Issue	Liquidation
First issue	04.15.2010	04.15.2020
Second Issue	09.23.2010	01.22.2021
Third Issue	09.23.2010	11.23.2015
Reopening of the Second Issue	01.31.2011	01.22.2021
Fourth Issue	06.21.2011	12.21.2021
Reopening of the Fourth Issue	01.24.2012	12.21.2021
Fifth Issue	03.19.2012	03.19.2022
Sixth Issue	08.06.2012	08.06.2022
Seventh Issue	11.13.2012	05.13.2023
Eighth Issue	05.26.2015	05.26.2018
Twelfth Issue	01.24.2020	01.24.2023

Below is a description of the issues with balance on December 31, 2023:

Ninth Issue

a. Identification of the security, indicating the jurisdiction; Tier 1 Subordinated Notes ("Notes")

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$1,250,000,000.00

d. Issue date: December 12, 2017

e. Debt balance on December 31, 2023: R$6,041,693,750

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality, upon prior notice to the holders of the Notes, should there be a regulatory event.

Early redemption of Notes at the issuer's discretion: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes.

The Notes may not be early redeemed at the holders' discretion.

The Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

Early redemption of Notes at the issuer's discretion: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

i. Maturity, including early maturity conditions

Perpetual notes with no maturity date.

Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item "vii – Other relevant characteristics"), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts.

Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of

subordination.The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Event of Default and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party.

Interest:

The Notes were issued at an initial fixed interest rate of 6.125% per year, which is effective until the fifth anniversary of their issue. Every five years as from this date, the interest rate applicable to the Notes will be recalculated based on the interest rate of U.S. Treasury Bonds for the same period. As from December 12, 2022, the interest rate was recalculated to 7.721% per year, which is effective for five years.

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on June 12 and December 12, beginning June 12, 2018.

Guarantees:

Not applicable.Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

Type:

Subordinated.Please see item "vii – Other relevant characteristics".

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item "vii – Other relevant characteristics").

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee at its discretion.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes

may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,955, of October 21, 2021 ("Resolution No. 4,955"), as amended from time to time.The Issuer may not make any change that implies modification to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and the subordination of these Notes.

Other relevant characteristics:

The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,955.

The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Notes are issued solely as book-entry notes.

The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are BB Securities Ltd., Itau BBA International plc, J.P. Morgan Securities LL, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Standard Chartered Bank.An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was December 12, 2017.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f – Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings.

Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer's shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

The Notes may be permanently extinguished in the event that (i) some of the Issuer's operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council.The extinction of the Notes will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

Tenth Issue

a. Identification of the security, indicating the jurisdiction; Tier 1 Subordinated Notes ("Notes")

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$750,000,000.00

d. Issue date: March 19, 2018

e. Debt balance on December 31, 2023: R$3,709,362,306

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality, upon prior notice to the holders of the Notes, should there be a regulatory event.

Early redemption of Notes at the issuer's discretion: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes.

The Notes may not be early redeemed at the holders' discretion.

The Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

Early redemption of Notes at the issuer's discretion: 100% of the denominated value of US$1,000.00.

---

i. When the securities are debt-related, please indicate:

i. Maturity, including early maturity conditions

Perpetual notes with no maturity date.

Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item "vii – Other relevant characteristics"), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts.

Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination.The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Event of Default and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party.

Interest:

The Notes were issued at an initial fixed interest rate of 6.50% per year, which is effective until the fifth anniversary of their issue. Every five years as from this date, the interest rate applicable to the Notes will be recalculated based on the interest rate of U.S. Treasury Bonds for the same period. As from March 19, 2023, the interest rate was recalculated to 7.859% per year, which is effective for five years.

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on March 19 and September 19, beginning September 19, 2018.

Guarantees:

Not applicable.Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

Type:

Subordinated.Please see item "vii – Other relevant characteristics".

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item "vii – Other relevant characteristics").

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee at its discretion.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4.955, of October 21, 2021 ("Resolution No. 4,955"), as amended from time to time.The Issuer may not make any change that implies modification to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and the subordination of these Notes.

Other relevant characteristics:

The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,955.

The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Notes are issued solely as book-entry notes.

The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are BB Securities Ltd., BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Inc., HSBC Securities (USA) Inc. and Itau BBA USA Securities, Inc.An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the

scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2018.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f – Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings.

Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer's shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

The Notes may be permanently extinguished in the event that (i) some of the Issuer's operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council.The extinction of the Notes will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

Eleventh Issue

a. Identification of the security, indicating the jurisdiction; Tier II Subordinated Notes ("Notes").

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$750,000,000.00.

d. Issue date: November 21, 2019.

e. Debt balance on December 31, 2023: R$3,639,681,526

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Notes at the issuer's discretion: On the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality.

Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes will be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, establishing that the Notes do not fall into Tier II of the Referential Equityany longer or they fall into it but in lower proportion than that provided for in the regulation in effect on the issue date.

The Notes may not be early redeemed at the holders' discretion.

The Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Notes at the issuer's discretion: 100% of the denominated value of US$1,000.00.

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

Maturity, including early maturity conditions

The maturity date of the Notes is November 21, 2029.

If any of the following events occur (each one, an "Event of Default") and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the Early Redemption Amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer's legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment

of its debts; (iii) it submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days from their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Notes should observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 4.5% per year until the 5th anniversary of the issue date. On the 5th anniversary of the issue date, the interest rate will be recalculated based on the prevailing interest rate on U.S. Treasury Bonds for the same period plus the Credit Spread (equal to 2.822%).

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 21 and November 21, beginning May 21, 2020.

Guarantees:

Not applicable.Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

Type:

Subordinated.Please see item "vii – Other relevant characteristics".

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable.

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 4,955, of October 21, 2021 ("Resolution No. 4,955"), as amended from time to

time.The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes.

Other relevant characteristics:

The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the tier 1 debt obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 4,955.

The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are Itau BBA USA Securities, Inc, BB Securities Limited, J.P. Morgan Securities LLC Goldman Sachs & Co.LLC and HSBC Securities (USA) Inc. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was November 21, 2019.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f – Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings.

Thirteenth Issue

a. Identification of the security, indicating the jurisdiction; Senior Notes ("Notes").

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$500,000,000.00.

d. Issue date: January 24, 2020.

e. Debt balance on December 31, 2023: R$2,454,959,351

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer's discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions.

The Notes may not be early redeemed at the holders' discretion.

The Notes will be cancelled in all the aforementioned case.

Formula for calculating the redemption amount:

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

Maturity, including early maturity conditions

The maturity date of the Notes is January 24, 2025.

If any of the following events occur (each one, an "Event of Default") and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the Early Redemption Amount.

Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any

other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission.

In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer's reference equity for the most recent fiscal quarter.

Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity.

Interest:

These are fixed-rate Notes and the interest rate of which is 3,250% per year.

The payments of principal and interest will be made by The Bank of New York Mellon.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 24 and July 24, beginning July 24, 2020.

Guarantees: Not applicable.

Type: Unsecured.

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable.

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with a permitted corporate restructuring process; (viii) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible.

Other relevant characteristics:

The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer's current and future unsecured obligations.

The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Notes are issued solely as book-entry notes.

The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are BofA Securities, Inc.; Santander Investment Securities, Inc.; Itaú BBA USA Securities, Inc. and J.P. Morgan Securities LLC.

An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the thirteenth series was January 24, 2020.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f – Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Fourteenth Issue

a. Identification of the security, indicating the jurisdiction; Tier 1 Subordinated Notes ("Notes")

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$700,000,000.00.

d. Issue date: February 27, 2020.

e. Debt balance on December 31, 2023: R$3,441,393,829

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Notes at the issuer's discretion: On the fifth anniversary of the issue date or on any payment date of interest, as from the fifth anniversary of the issue date, subject to prior

authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality

Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes will be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, always in their totality, should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, establishing that the Notes are not classified as falling into Tier I of the Referential Equity or they fall into it in lower proportion than that provided for in the regulation in effect on the issue date.

The Notes may not be early redeemed at the holders' discretion.

The Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Notes at the issuer's discretion: 100% of the denominated value of US$1,000.00.

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

---

i. When the securities are debt-related, please indicate:

Maturity, including early maturity conditions

Perpetual notes with no maturity date.

Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item "vii – Other relevant characteristics"), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts.

Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination.The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Event of Default and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party.

Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 4.625% per year until the 5th anniversary of the issue date. On the 5th anniversary of the issue date, the interest rate will be recalculated based on the prevailing interest rate on U.S. Treasury Bonds for the same period plus the Credit Spread (equal to 3.222%).

The payments of principal and interest will be made by The Bank of New York Mellon, New York branch.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on February 27 and August 27, beginning August 27, 2020.

Guarantees:

Not applicable.Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

Type:

Subordinated.Please see item "vii – Other relevant characteristics".

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item "vii - Other relevant characteristics").

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4.955, of October 21, 2021 ("Resolution No. 4,955"), as amended from time to time.The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes.

Other relevant characteristics:

The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the

Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,955.

The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are Itau BBA USA Securities, Inc, J.P.Morgan Securities LLC, Goldman Sachs & Co.LLC, BofA Securities, Inc and Banco BTG Pactual S.A.– Cayman Branch.An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was February 27, 2020.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f – Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, as from the fifth anniversary of the Issue date, including on the fifth anniversary date and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings.

Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer's shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

The Notes may be permanently extinguished in the event that (i) some of the Issuer's operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council.The extinction of the Notes will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

Fifteenth Issue

a. Identification of the security, indicating the jurisdiction; Tier II Subordinated Notes ("Notes").

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$500,000,000.00.

d. Issue date: January 15, 2021.

e. Debt balance on December 31, 2023: R$2,429,536,829

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Notes at the issuer's discretion: As from the fifth anniversary of the issue date (inclusive) until April 15, 2026, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality.

Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes will be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, establishing that the Notes are not classified as falling into Tier II of the Referential Equity or they fall into it in lower proportion than that provided for in the regulation in effect on the issue date.

The Notes may not be early redeemed at the holders' discretion.

The Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Notes at the issuer's discretion: 100% of the denominated value of US$1,000.00.

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

i. Maturity, including early maturity conditions

The maturity date of the Notes is April 15, 2031.

If any of the following events occur (each one, an "Event of Default") and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the Early Redemption Amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer's legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days from their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Notes should observe the terms of subordination.

ii.Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 3.875% per year by April 15, 2026. The offer price of the Notes was 99.671%, resulting in a yield to investors of 3.95%.

After April 15, 2026, interest rate will be recalculated based on the interest rate in force for 5-year U.S. Treasury Bonds plus Credit Spread (equal to 3.446%). Credit Spread (3.446% per year) is defined as the difference in yield between the rate for the issue of the Notes (3.95% per year) and the interest rate in force for the 5-year U.S. Treasury Bonds upon issue (0.504% per year).

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on April 15 and October 15, beginning April 15, 2021. The first interest period will be shorter, corresponding to the period from January 15, 2021 (inclusive) to April 15, 2021.

iii.Guarantees:

Not applicable.Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

iv.Type:

Subordinated.Please see item "vii – Other relevant characteristics".

v.Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable.

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

vi.Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 4,955, of October 21, 2021 ("Resolution No. 4,955"), as amended from time to time.The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes.

vii.Other relevant characteristics:

The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the tier 1 debt obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 4,955.

The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time.Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are Itau BBA USA Securities, Inc; Banco BTG Pactual S.A., Cayman Branch; J.P. Morgan Securities LLC; Goldman Sachs & Co. LLC; Credit Agricole Securities (USA) Inc. and Citigroup Global Markets Inc.An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was January 15, 2021.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f – Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange

Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings.

The Issuer intends to use the net amount arising from the issue of Subordinated Notes to partially or fully finance and/or refinance existing or future social and/or green projects, as described in the Final Terms of this issue.